UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                    Form S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   SAWTEK INC.
             (Exact name of registrant as specified in its charter)

                                     Florida
         (State or other jurisdiction or incorporation or organization)

                                    59-1864440
                     (I.R.S. Employer Identification Number)

          1818 South Highway 441, Apopka, Florida 32703 (407) 886-8860
   (Address including zip code, and telephone number including area code, of registrant's principal executive offices)

             Steven P.  Miller,  1818  South  Highway  441,  Apopka,
        Florida 32703 (407) 886-8860 (Name,  address  including zip code, and telephone number including area code, of agent for service)

                                   Copies to:
   WILLIAM A. GRIMM, ESQ.                      ANDREI M. MANOLIU, ESQ.
   Gray Harris & Robinson, P.A.                L. KAY CHANDLER, ESQ.
   201 East Pine Street                        Cooley Godward LLP
   Suite 1200                                  Five Palo Alto Square
   Orlando, Florida  32802                     3000 El Camino Real
   (407) 843-8880                              Palo Alto, California  94306-2155
                                               (415) 843-5000
                      ------------------------------
   Approximate  date of  commencement  of  proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.     / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.     / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.     / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.     / /

     If delivery of the  prospectus is expected to be made pursuant to Rule 434,
please check the following box.     / /

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
 Title of Each Class of                              Proposed Maximum        Proposed Maximum
    Securities to be           Amount to be         Aggregate Price Per     Aggregate Offering    Amount of Registration
       Registered              Registered(1)              Unit(2)                  Price                    Fee
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
      Common Stock               2,875,000               $30.5625               $87,867,188               $26,626
--------------------------------------------------------------------------------------------------------------------------

(1) Includes 375,000 shares that the Underwriters have the option to purchase from certain Selling Shareholders to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 (c) under the Securities Act of 1933.

          [The following text will be placed along the left-hand margin, first page to the prospectus - see next page]



Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                    SUBJECT TO COMPLETION, DATED MAY 9, 1997
PROSPECTUS
                                2,500,000 Shares
                               [SAWTEK INC. LOGO]
                               SAWTEK INCORPORATED

                                  Common Stock

     Of the 2,500,000 shares of Common Stock offered hereby, 300,000 shares are being sold by the Company and 2,200,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol SAWS. On May 8, 1997, the last reported price was $32.75 per share. See "Price Range of Common Stock."
                                ------------------

        The shares offered hereby involve a high degree of risk.  See
                   "Risk Factors" commencing on page 5.
                                ------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------------------
                                                        Underwriting             Proceeds to         Proceeds to Selling
                              Price to Public           Discount (1)             Company (2)          Shareholders (3)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Per Share . . . . . . . .       $                       $                        $                       $
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Total (4) . . . . . . . .  $                       $                        $                       $
---------------------------------------------------------------------------------------------------------------------------

(1)      See "Underwriting" for indemnification arrangements with the several Underwriters.

(2)      Before deducting expenses payable by the Company estimated at $60,000.

(3)      Before deducting expenses payable by the Selling Shareholders estimated at $440,000.

(4)      Certain Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to
         375,000 additional shares of Common Stock solely to cover over-allotments, if any.  If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Selling
         Shareholders will be $           , $             and $            , respectively.  See "Underwriting."

                                 -----------------

         The shares of Common Stock are offered by the several Underwriters, subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery on or about , 1997 at the office of the agent of Hambrecht & Quist LLC in New York, New York.


HAMBRECHT & QUIST
                     OPPENHEIMER & CO., INC.
                                                RAYMOND JAMES & ASSOCIATES, INC.


                 , 1997

         Color photos of a class 10 clean room, various Sawtek products and Sawtek's high-volume production facility in Costa Rica]


[Text: The Sawtek Advantage / Class 10 Clean Room / Sawtek Products / High-Volume Production Facility in Costa Rica]


























                                 --------------------


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING
TRANSACTIONS.  FOR A DESCRIPTION OF THESE  ACTIVITIES,  SEE  "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."
                                 --------------------

         The Sawtek Incorporated logo is a trademark of the Company. All other trademarks and registered trademarks used in this Prospectus are the property of their respective owners.

                       [Next page - Gatefold Color Photos]


             Text:   Serving a world of wireless applications
                     Telecommunications
                     Military and Space
                     Data Communications
                     Video Transmissions
                     Other Sawtek Markets

Color photos of wireless applications that use Sawtek products, including cellular basestations, wireless PCS telephones, handheld data terminals, satellite in space, helicopter in-flight, satellite dish, PCMCIA card for personal computer, toll plaza, video transmission equipment.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                   The Company

         Sawtek Inc. ("Sawtek" or the "Company") designs, develops, manufactures and markets a broad range of electronic signal processing components based on surface acoustic wave ("SAW") technology. The Company's primary products are custom-designed, high performance bandpass filters, resonators, delay lines, oscillators and SAW-based subsystems. These products are used in a variety of microwave and radio frequency ("RF") systems, such as CDMA and GSM-based digital wireless systems, digital microwave radios, wireless local area networks ("WLAN"), cable television equipment and various defense and satellite systems. The Company's products offer key advantages such as lower distortion, reduced size and weight, high reliability and precise frequency control compared to products based on alternative technologies and address rapidly growing needs in telecommunications, data communications, video transmission, military and space systems and other markets. The Company's proprietary computer aided design ("CAD") and analysis software tools support rapid and precise SAW device design and simulation, enabling Sawtek and its customers to achieve timely new product development. The Company's commercial customer base accounts for approximately 85% of net sales and includes major telecommunications equipment producers such as Ericsson, LGIC (Lucky GoldStar), Lucent Technologies, Motorola, Nokia and Qualcomm.

         The wireless communications industry is experiencing significant worldwide growth. Improvements in wireless communications products such as cellular, personal communications services ("PCS"), global satellite telephones and wireless data systems are contributing to this growth. While eliminating the need for costly and time consuming development of extensive wired infrastructure, wireless communication systems offer the same functional advantages as wired systems with the added benefits of reduced installation costs and increased user convenience. In addition, new digital telecommunications standards and technology are rapidly emerging to provide the performance improvements necessary to address the overcrowding of existing cellular systems. SAW technology is an enabling solution which meets the more demanding performance, size and reliability requirements of these numerous and developing wireless voice, data and video applications.

         As a leading worldwide supplier of SAW-based components, Sawtek has designed and manufactured more than 1,500 different SAW products that operate from 10 MHz to nearly 3 GHz for both commercial and military applications. The Company's products, comprising one of the broadest SAW product lines in the industry, are used by diverse original equipment manufacturers in numerous applications ranging from basestation and handheld telecommunications applications in digital telephone systems to state-of-the-art, high performance SAW-based subsystems.

         Sawtek intends to leverage its advanced design and manufacturing technology and strong customer relationships to become a leading worldwide provider of SAW components for high volume, wireless communications systems applications. Furthermore, the Company expects to continue to build its leadership position in the development and production of both custom and standard SAW devices for industrial and "high end" commercial market applications and to remain the dominant supplier of custom-designed SAW components and SAW-based subsystems to the military and space industry. The markets and applications served by the Company demand a diverse mixture of SAW products requiring a flexible manufacturing capability. Accordingly, the Company intends to continue expanding its high volume, automated manufacturing capacity as customer needs dictate.

         The Company was incorporated in Florida in 1979. Unless the context otherwise requires, all references in this Prospectus to the Company refer to Sawtek Inc. and its wholly-owned subsidiaries. The Company's principal executive offices are located at 1818 South Highway 441, Apopka, Florida, 32703, and its telephone number is (407) 886-8860.

                                  The Offering

Common Stock offered by the Company ......................    300,000 shares
Common Stock offered by the Selling Shareholders..........  2,200,000 shares
Common Stock to be outstanding after the offering ........ 20,662,566 shares (1)
Use of proceeds .......................................... Capital expenditures and general corporate
                                                           purposes, including
                                                           working capital
Nasdaq National Market symbol ............................ SAWS

                                          Summary Consolidated Financial Information
                                             (in thousands, except per share data)
                                                                                                     Six Months Ended
                                                             Years Ended September 30,                    March 31,
                                                   ---------------------------------------------      ---------------
                                                   1992      1993      1994      1995       1996      1996       1997
                                                   ----      ----      ----      ----       ----      ----       ----
Consolidated Statements of  Income (Loss) Data:
        Net sales                                $14,710   $14,428   $19,139   $31,317   $57,664    $24,738   $ 38,511
        Gross profit                               7,513     7,254    10,324    18,233    30,402     13,134     21,520
        Income (loss) from operations              2,172     1,916     2,626     9,203     5,785     (3,069)    14,219
        Net income (loss) (2)                    $   948   $   975   $ 1,485   $ 5,669   $  (340)   $(5,629)  $  9,245
        Net income (loss) per share (3)          $  0.05   $  0.05   $  0.08   $  0.34   $ (0.02)   $ (0.31)  $   0.43
        Shares used in per share
          calculations (3)                        19,851    19,248    18,142    16,529    19,246     18,140     21,363




                                                                                                      March 31, 1997
                                                                                             ------------------------------
                                                                                             Actual         As Adjusted (4)
                                                                                             ------         ---------------
Consolidated Balance Sheet Data:
        Cash and cash equivalents                                                            $35,714
        Working capital                                                                       42,702
        Total assets                                                                          89,336
        Long-term debt, less current maturities                                                3,262
        Total shareholders' equity                                                            72,273
------------------------

(1) Based on shares outstanding as of March 31, 1997. Does not include 1,246,847 shares of Common Stock issuable upon the exercise of outstanding options, which have a weighted average exercise price of $6.01 per share. See "Capitalization" and Notes to Consolidated Financial Statements.

(2) Includes an after tax charge for ESOP compensation expense of $12.3 million and $10.5 million for the year ended September 30, 1996 and the six months ended March 31, 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes to Consolidated Financial Statements.

(3) Computed on the basis described in the Notes to Consolidated Financial Statements.

(4) As adjusted to reflect the sale of 300,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $______ per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                            ------------------------------

         Except as otherwise noted, all information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option. In addition, although the Company's first, second and third fiscal quarters end on the Sunday closest to the last day of the last month of such fiscal quarter, such fiscal periods are designated by calendar quarter end throughout this Prospectus for presentation purposes. See "Underwriting" and Notes to Consolidated Financial Statements.

                                  RISK FACTORS

         The shares offered hereby involve a high degree of risk. The following risk factors, in addition to the other information in this Prospectus, should be considered carefully before purchasing the shares of Common Stock offered hereby. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

         Dependence on Continuing Demand for Wireless Communications Services and CDMA Technology. Approximately 62% of the Company's net sales for 1996 and approximately 71% of net sales for the six months ended March 31, 1997 were derived from sales of SAW devices for applications in wireless communications systems. Any economic, technological or other force that causes a reduction in demand for wireless services may cause a reduction in the need for performance upgrades to existing basestations and in the installation of new basestations, which would have a material adverse effect on the Company's business, financial condition and results of operations. Approximately 59% of the Company's net sales for fiscal 1996 and approximately 55% of net sales for the six months ended March 31, 1997 were derived from basestation applications. As basestations are installed and upgraded, domestically and internationally, the market for SAW devices installed in such basestations may ultimately become saturated. The life of SAW devices is typically in excess of 20 years, and a market for replacement devices for basestations may not develop.

         Sales of products for CDMA-based systems, including basestations and subscriber handset phones, accounted for approximately 24% of net sales in fiscal 1996 and approximately 49% of net sales for the six months ended March 31, 1997. CDMA technology has recently been introduced in the marketplace and there can be no assurance that unforeseen complications will not arise in the scale-up and operation of CDMA-based systems that could materially delay or limit the commercial use or acceptance of CDMA technology. Such delay or limitation would have a material adverse effect on the Company's business, operating results and financial condition. See "Business---Markets and Applications---Telecommunications."

         Dependence on a Limited Number of Customers. Historically, a limited number of customers have accounted for a significant portion of the Company's net sales. In fiscal 1996 and fiscal 1995, sales to the Company's top 10 customers accounted for approximately 68% and 60% respectively, of net sales. In 1996, the Company's top three customers accounted for approximately 24%, 11% and 8% of net sales. For the six months ended March 31, 1997, sales to the top 10 customers accounted for 75% of net sales with the top four customers accounting for approximately 14%, 13%, 12% and 12% of net sales. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of its net sales in the foreseeable future. In addition, a substantial portion of the Company's products are designed to address the needs of individual customers. Accordingly, the Company's future success depends largely upon the decisions of the Company's current customers to continue to purchase products from the Company, as well as the decisions of prospective customers to develop and market systems that incorporate the Company's products.

         Adverse developments relating to the wireless communications market involving one or more of the Company's large customers, including litigation among such customers, could have an adverse effect on the market price of the Company's Common Stock even if the actual impact of such developments would be immaterial to the Company's results of operations and financial condition. See "Fluctuations in Quarterly Results; Backlog" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Fluctuations in Quarterly Results; Backlog. The Company's quarterly operating results have fluctuated in the past and are expected to fluctuate in the future as a result of a variety of factors. There are a number of operating factors that may cause fluctuations in quarterly results, one of which is product mix, which is determined by different customer requirements. If the product mix changes, the average selling price and gross margin may be lower. Other factors that may affect quarterly results are delays in production caused by the installation of new equipment, the level of orders that are received and can be shipped in any quarter, price competition, fluctuations in manufacturing yields, availability of manufacturing capacity, market acceptance of product, increased direct labor and overhead, delays in receiving equipment from suppliers, customer over-ordering followed by order cancellations, and cancellation or rescheduling of orders for any reason.

         Purchase orders for the Company's products may be terminated by the Company's customers with prior notice, typically 60 to 90 days. Such orders may be large and intended to satisfy customers' long-term needs. Accordingly, the Company's backlog is not necessarily indicative of future product sales, and the Company may be materially adversely affected by a delay or cancellation of a small number of purchase orders. In addition, the Company's expense levels are based in significant part on the Company's expectations of future product sales and therefore are relatively fixed in the short term. If net sales are below expectations, operating results would be materially adversely affected. Consequently, the Company's results of operations for any quarter are not necessarily indicative of results for any future period. Furthermore, the Company's results of operations may be subject to economic downturns in the electronics industry. Due to the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "---Quarterly Results of Operations" and "Business---Backlog."

         Dependence on New Products; Technological Change. Future growth of the Company's business is dependent on the Company's ability to develop new or improved SAW devices on a timely basis. The Company's product development resources are limited, requiring the Company to allocate such resources among a limited number of product development projects. Failure by the Company to allocate its product development resources to products that meet market needs could have a material adverse effect on the Company's future growth. The success of new products may also depend on timely completion of new product designs, quality of new products and market acceptance of customer products.

         The markets for products offered by the Company are characterized by rapidly changing technology and evolving industry standards. If technology supported by the Company's products becomes obsolete or fails to gain widespread commercial acceptance, the Company's business may be materially adversely affected. Accordingly, the Company believes that continued significant expenditures for research and development will be required. In the past, the Company has depended on customer funded non-recurring engineering charges ("NRE") for a significant portion of its product development expenditures. There can be no assurance that such customer funding will continue in the future, which may require the Company either to reduce the scope of its product development or allocate increased internal resources for such purposes. If the Company is unable to design, develop and introduce competitive products on a timely basis, its future financial condition and operating results could be materially adversely affected. Competing technologies, including digital filtering technology, could develop which could replace or reduce the use of SAW technology for certain applications. Any development of a cost effective, new technology that replaces SAW filtering technology could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business---Technology---Competition."

         Risks  Associated  with  Costa  Rica  Operations.   The  Company  bears
significant manufacturing risks associated with its operations in San Jose, Costa Rica. For the six months ended March 31, 1997, shipments from Costa Rica accounted for approximately 35% of consolidated net sales. The Company is currently expanding its operations in Costa Rica. Operating a production facility in Costa Rica carries unknown risks of disruption resulting from government intervention, wars, currency devaluation, labor disputes, earthquakes and other events. Any delay in the completion of the Company's expansion or any such disruptions could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business---Facilities."

         Competition. The markets for the Company's products are intensely competitive and are characterized by price competition, rapid technological change, product obsolescence and heightened domestic and international competition. In each of the markets for the Company's products, the Company competes with large international companies that have substantially greater financial, technical, sales, marketing, distribution and other resources than the Company. In addition, the Company may face competition from companies that currently manufacture SAW devices for their own internal requirements, as well as from a number of the Company's customers that have the potential to develop an internal supply capability for SAW devices. The Company expects competition to increase from both established and emerging competitors, as well as from internal capabilities developed by certain customers. The Company also believes that a significant source of competition may come from alternative technological approaches. See "---Dependence on New Products; Technological Change." The Company's ability to compete effectively in its target markets depends on a variety of factors both within and outside of the Company's control, including timing and success of new product introductions by the Company and its competitors, availability of manufacturing capacity, the rate at which customers incorporate the Company's components into their products, the Company's ability to respond to price decreases, availability of technical personnel, sufficient supplies of raw materials, the quality, reliability and price of products and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the future. See "Business---Competition."

         Risks Associated with International Operations. The Company's international sales have increased over the past three years, accounting for approximately 40%, 49% and 54% of net sales for fiscal 1994, 1995 and 1996, respectively, and 42% of net sales for the six months ended March 31, 1997. Ericsson, based in Sweden, was the Company's largest customer in fiscal 1996, accounting for approximately 24% of net sales. The sale of products in foreign countries involves risks associated with currency exchange rate fluctuations and restrictions, export-import regulations, customs matters, longer payment cycles, foreign collection problems and political and transportation risks. The Company's international sales are generally denominated in U.S. dollars. However, the Company may be required in the future, due to competition, to denominate sales in the foreign currencies of certain countries. As a result, fluctuations in currency exchange rates may (in the future) have a significant effect on the Company's sales, even in the absence of an increase or decrease of unit sales to foreign customers. A strong U.S. dollar could have a material adverse effect on the Company's ability to compete internationally. The Company has not, to date, engaged in hedging a portion of its foreign exchange risk. If, however, any of the Company's future international sales are denominated in foreign currencies, the Company may find it necessary to engage in rate hedging activities with respect to certain exchange rate risks. There can be no assurance that the Company will engage in such exchange rate hedging or that any such activities will successfully protect against such risks. In addition, foreign sales involve uncertainties arising from local business practices and cultural considerations, and risks associated with international trade transactions. For a portion of foreign sales, the Company depends upon independent sales representatives who are not subject to the Company's control and are generally free to terminate their relationships with the Company on 30 days notice.

         Limited Sources of Supply. The Company has a limited number of suppliers for certain critical raw materials, components and equipment used by the Company in manufacturing SAW devices. While historically the Company has not experienced difficulty in obtaining needed supplies and equipment, synthetic crystal material and wafer fabrication equipment could potentially be difficult to obtain. The synthetic quartz material used by the Company, and purchased from third parties, may require up to six months to grow. Currently, few wafer producers have the expertise and capacity necessary to satisfy the Company's wafer requirements. A failure by the Company to anticipate its needs for high quality quartz could result in a shortage of quartz material available to the Company. If the Company is unable to satisfy its requirements for quartz or other raw materials or to obtain and maintain appropriate fabrication equipment, the Company's business, financial condition and results of operations would be materially adversely affected. There can be no assurance that the Company will be able to secure adequate supplies of materials. See "Business---Manufacturing."

         Manufacturing Risks. The Company's manufacture of SAW devices involves processes that may have reduced yields from time to time, the causes of which are often difficult to determine. While reduced yields have not been a significant factor in limiting production capacity in the past, a material and continuing reduction in yields at any stage of the manufacturing process would have a material adverse effect on the Company's ability to meet its quoted delivery times and cost of production, which would have a material adverse effect on the operations of the Company. See "Business---Manufacturing."

         Dependence on Key Managerial and Technical Personnel. The Company's success depends to a significant extent on the performance of a number of key management and technical personnel, the loss of one or more of whom could have a material adverse effect on the Company. The Company's success will also depend in part on its ability to attract and retain qualified professional, technical, production, managerial and marketing personnel. Competition for such personnel in the SAW industry is intense. There can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to develop new and enhanced products and to conduct its operations successfully. See "Business---Employees."

         Intellectual Property and Proprietary Rights. Sawtek relies on a combination of patents, copyrights and trade secrets to establish and protect its proprietary rights. There can be no assurance that patents will issue from any of its pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents issued to Sawtek will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. Litigation may be necessary to enforce Sawtek's patents, trade secrets and other intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, results of operations and financial condition regardless of the final outcome of the litigation. The Company is not currently engaged in any patent infringement suits nor has it threatened or been threatened with any such suits in recent years. Despite Sawtek's efforts to maintain and safeguard its proprietary rights, there can be no assurances that the Company will be successful in doing so or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to Sawtek's technologies.

         The SAW industry is characterized by uncertain and conflicting intellectual property claims. Sawtek has in the past and may in the future become aware of the intellectual property rights of others that it may be infringing, although it does not believe that it is infringing any third party proprietary rights at this time. To the extent that it deemed necessary, Sawtek has licensed the right to use certain technology patented by others in certain of its products. There can be no assurance that Sawtek will not in the future be notified that it is infringing other patent and/or intellectual property rights of third parties. In the event of such infringement, there can be no assurance that a license to the technology in question could be obtained on commercially reasonable terms, if at all, that litigation will not occur or that the outcome of such litigation will not be adverse to Sawtek. The failure to obtain necessary licenses or other rights, the occurrence of litigation arising out of such claims or an adverse outcome from such litigation could have a material adverse effect on Sawtek's business. In any event, patent litigation is expensive, and Sawtek's operating results could be materially adversely affected by any such litigation, regardless of its outcome. See "Business---Proprietary Rights."

         Environmental and Other Governmental Regulations. The Company is subject to a variety of federal, state and local laws, rules and regulations related to the discharge and disposal of toxic, volatile and other toxic hazardous chemicals used in its manufacturing processes. The failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or a cessation of operations. Such regulations could require the Company to acquire significant equipment or to incur substantial expenses in order to comply with environmental regulations. Any past or future failure by the Company to control the use of, or to restrict adequately the discharge of, toxic hazardous substances could subject the Company to future liabilities and could have a material adverse effect on the Company's business, results of operations and financial condition.

         In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past, and may in the future, cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers.

         Volatility of Stock Price. There has been significant volatility in the market price of the Company's Common Stock, as well as in the market price of securities of technology-based companies. Factors such as announcements of new products by the Company or its competitors, variations in the quarterly operating results of the Company and its customers and competitors, the gain or loss of significant contracts, announcements of technological innovations or acquisitions by the Company or its competitors, changes in analysts' financial estimates of the Company's performance, governmental regulatory action, other developments or disputes with respect to proprietary rights, general trends in the industry, or general economic or stock market conditions unrelated to the Company's operating performance may have a significant impact on the market price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

         Certain Anti-Takeover Provisions. Certain anti-takeover provisions of the Florida Business Corporation Act could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit or depress the price that certain investors might be willing to pay in the future for shares of Common Stock. The Company is also authorized to issue preferred stock with rights senior to the Common Stock, without the necessity of shareholder approval and with such rights, preferences and privileges as the Company's Board of Directors may determine. Although the Company has no present plans to issue these shares of preferred stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company.

         Shares Eligible for Future Sale. Sales of substantial numbers of shares of Common Stock in the public market could materially adversely affect the market price for the Common Stock. Prior to this offering, shareholders holding 12,731,176 shares of Common Stock executed agreements (the "Lock-Up Agreements") under which these shareholders, except for the ESOP, agreed not to sell their shares until September 29, 1997. The ESOP, which will hold 7,811,259 shares after this offering (assuming no exercise of the Underwriters' over-allotment option), is subject to a Lock-Up Agreement except that the ESOP may distribute shares without the lock-up restriction upon the death, retirement or disability of a participant or, after August 15, 1997, for "in-service" distributions to participants. The Company estimates that up to 100,000 shares could be issued as in-service distributions during the remainder of the fiscal year. The Lock-Up Agreements provide that Hambrecht & Quist LLC may, in its sole discretion and at any time without notice to the Company's shareholders or the public market, release all or a portion of the shares subject to the Lock-Up Agreements. Beginning on September 29, 1997, all shares subject to the Lock-up Agreements will become eligible for sale in the public market, subject in certain cases to compliance with Rule 144 under the Securities Act. As of March 31, 1997, an additional 1,246,847 shares were issuable upon exercise of outstanding options. Of these shares, 462,598 shares will be vested and eligible for sale in the public market upon expiration of the Lock-Up Agreements. See "Underwriting."

         Absence of Dividends. The Company has historically not paid dividends on its Common Stock. Because the Company believes it will require additional capital in the future, the Company currently intends to retain its earnings and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of 300,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $_____ per share are estimated to be $_____ million after deducting the estimated underwriting discount and estimated offering expenses payable by the Company. The Company intends to use a portion of the net proceeds for the purchase of capital equipment, to complete the 28,000 square foot addition to its primary facility in Orlando, Florida, and for general corporate purposes including working capital and increased research and development expenses. The Company may also use a portion of the net proceeds to acquire businesses, products or technologies; however, it currently has no commitments or agreements with respect to any such transactions. Pending such uses, the net proceeds will be invested in investment grade, interest-bearing securities.

         The net proceeds from the sale of the remaining 2,200,000 shares will be paid directly to the Selling Shareholders of which the Sawtek Employee Stock Ownership Plan and Trust (the "ESOP") will receive the proceeds from the sale of 2,000,000 shares. The ESOP will use these proceeds to permit investment diversification of employees' retirement accounts and for liquidity needs. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                           PRICE RANGE OF COMMON STOCK

         The shares of the Company are quoted on the Nasdaq National Market under the symbol "SAWS." The Company went public on May 1, 1996 and accordingly, no public price data is available prior to this date. The following table sets forth the high and low sales price per share of the Common Stock of the Company as reported by the Nasdaq National Market for the periods indicated:


                                               High               Low
                                               ----               ---
  Fiscal Year Ended September 30, 1996
     3rd Quarter . . . . . . . . . . . . .    $39.75            $16.50*
     4th Quarter . . . . . . . . . . . . .     35.75             21.50

  Fiscal Year Ended September 30, 1997
     1st Quarter . . . . . . . . . . . . .     42.75             23.75
     2nd Quarter . . . . . . . . . . . . .     46.50             28.00
     3rd Quarter (through May 8, 1997) . .     37.75             24.00

     *The Company sold shares in its May 1, 1996 initial public offering at $13.00 per share; however, the first trade was at $16.50 which was the lowest quoted price of Sawtek shares in fiscal 1996.

         The last reported sale price of the Common Stock on the Nasdaq National Market on May 8, 1997 was $32.75 per share.

         As of March 31, 1997 there were 20,362,566 shares of the Company's Common Stock outstanding held by approximately 94 shareholders of record. Many shareholders hold their shares in "street name." The Company believes it has more than 2,000 beneficial owners of its common stock.

                                 DIVIDEND POLICY

         Historically, the Company has not paid dividends on its Common Stock. Because the Company believes it may require additional capital in the future, the Company currently intends to retain its earnings and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of March 31, 1997 as adjusted to reflect the sale by the Company of the 300,000 shares of the Common Stock offered hereby at an assumed public offering price of $____ per share and the application of the estimated net proceeds therefrom. The financial data in the following table should be read in conjunction with the Company's unaudited Consolidated Financial Statements and Notes thereto at March 31, 1997 contained in this Prospectus or incorporated by reference herein.

                                                                                       March 31, 1997
                                                                                 ----------------------------
                                                                                 Actual           As Adjusted
                                                                                 ------           -----------
                                                                                       (in thousands)

Short-term debt, including current maturities of long-term debt                  $ 1,251
                                                                                 =======
Long-term debt, less current maturities                                          $ 3,262
                                                                                 -------
Shareholders' equity:
    Common Stock, $0.0005 par value,  120,000,000 shares authorized,  20,362,566 shares issued and outstanding, actual; 20,662,566 shares
      issued and outstanding, as adjusted (1)                                         10
Capital surplus                                                                   54,207
Unearned ESOP compensation                                                        (1,171)
    Retained earnings                                                             19,227
                                                                                 -------
        Total shareholders' equity                                                72,273
                                                                                 -------
          Total capitalization                                                   $76,786
                                                                                 =======
--------------------

(1)      Does not include 1,246,847 shares of Common Stock issuable upon the exercise of outstanding options.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data as of September 30, 1995 and 1996 and for each of the three years in the period ended September 30, 1996 are derived from the Consolidated Financial Statements of the Company that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this Prospectus. The consolidated statement of income (loss) data for the years ended September 30, 1992 and 1993 and the consolidated balance sheet data at September 30, 1992, 1993 and 1994 are derived from the Company's consolidated financial statements which were also audited by Ernst & Young LLP and which are not included herein. The selected consolidated financial data for the six months ended March 31, 1996 and 1997 are derived from unaudited financial statements which, in the opinion of management of the Company, reflect all adjustments, consisting only of normal recurring accruals, that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ending September 30, 1997. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                    Six Months Ended
                                                            Year Ended September 30,                     March 31,
                                              ------------------------------------------------      ----------------
                                              1992        1993       1994       1995      1996       1996       1997
                                              ----        ----       ----       ----      ----       ----       ----
                                                                (in thousands, except per share data)
Consolidated Statements of Income (Loss)
Data:
    Net sales                               $14,710     $14,428     $19,139   $31,317   $57,664    $24,738    $38,511
    Cost of sales                             7,197       7,174       8,815    13,084    27,262     11,604     16,991
                                            -------     -------     -------   -------   -------    -------    -------
    Gross profit                              7,513       7,254      10,324    18,233    30,402     13,134     21,520
    Operating expenses:
        Selling expenses                      2,506       2,600       2,689     3,139     3,947      1,571      2,396
        General and administrative expenses   1,201       1,408       3,283     3,440     5,791      2,649      2,920
        ESOP compensation expense               434         499         610       782    12,925     11,079        392
        Research and development expenses     1,200         831       1,116     1,669     1,954        904      1,593
                                            -------     -------     -------   -------   -------    -------    -------
           Total operating expenses           5,341       5,338       7,698     9,030    24,617     16,203      7,301
                                            -------     -------     -------   -------   -------    -------    -------
    Operating income (loss)                   2,172       1,916       2,626     9,203     5,785     (3,069)    14,219
    Interest expense                            556         416         302       435       245        225        111
    Other income                                (80)        (51)        (55)     (291)     (634)       (20)      (808)
                                            -------     -------     -------   -------   -------    -------    -------
    Income (loss) before income taxes         1,696       1,551       2,379     9,059     6,174     (3,274)    14,916
    Income taxes                                581         576         894     3,390     6,514      2,355      5,671
                                            -------     -------     -------   -------   -------    -------    -------
    Income (loss) before cumulative effect
      of change in accounting principle       1,115         975      1,485      5,669      (340)    (5,629)     9,245
    Cumulative effect of change in
      accounting principle (1)                 (167)
                                            -------     -------    -------    -------   -------    -------    -------
    Net income (loss)                       $   948     $   975    $ 1,485    $ 5,669   $  (340)   $(5,629)   $ 9,245
                                            =======     =======    =======    =======   =======    =======    =======
    Net income (loss) per share (2)         $  0.05     $  0.05    $  0.08    $  0.34   $ (0.02)   $ (0.31)   $  0.43
                                            =======     =======    =======    =======   =======    =======    =======
    Shares used in per share calculations    19,851      19,248     18,142     16,529    19,246     18,140     21,363

                                                               September 30,                             March 31,
                                              ------------------------------------------------       ---------------
                                               1992      1993       1994        1995       1996       1996       1997
                                               ----      ----       ----        ----       ----       ----       ----
                                                                           (in thousands)
Consolidated Balance Sheet Data:
    Cash and cash equivalents                $ 3,185   $ 1,709    $ 2,675     $ 2,819    $27,743     $   405   $35,714
    Working capital                            4,168     4,122      5,055       7,100     35,799       6,674    42,702
    Total assets                              10,637    10,784     11,250      23,124     74,594      34,488    89,336
    Long-term debt, less current maturities    4,583     3,787      4,147       6,805      3,786      11,877     3,262
    Total shareholders' equity                (1,105)   (1,098)    (5,660)    (20,605)    61,625      17,769    72,273
 -----------------------------

(1)      Relates to the adoption of Financial Accounting Standards No. 109.
(2)      Computed on the basis described in Notes to Consolidated Financial Statements.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus.

          The Company maintains its records on a fiscal year ending on September 30 of each year and all references to a year refer to the fiscal year ending on that date.

Overview
--------
         The Company was incorporated in January 1979 to design, develop, manufacture and market a broad range of electronic components based on SAW technology and used in telecommunications, data communications, video transmission, military and space systems and other applications. The Company's focus has been on the high-end performance spectrum of the market, and its primary products are SAW bandpass filters, resonators, delay lines, oscillators and SAW-based subsystems. The Company's products were initially concentrated in the military and space systems market, with over half of net sales in 1992 attributable to this market segment. Since then, the Company made a strategic decision to target commercial markets, which accounted for approximately 85% of its net sales in 1996 and for the six months ended March 31, 1997. The Company has also witnessed significant growth in its international markets over the last five years. International sales represented less than 20% of net sales in 1992, 54% of net sales in 1996 and approximately 42% of net sales for the six months ended March 31, 1997.

         The Company derives revenue from high-volume commercial production components, military/industrial production components and engineering services and products. Non-recurring engineering revenue is included in engineering services and products and relates to the design and development of custom devices and delivery of one or more prototype parts. In all cases, revenue is recognized when the parts or services have been completed and units, including prototypes, have been shipped.

         Net sales increased 84% from 1995 to 1996, and 64% from 1994 to 1995. The growth in net sales is mainly attributable to growth in the wireless communications market to which the Company supplies SAW bandpass filters for cellular telephone basestations and, to a lesser extent, for handheld subscriber telephones. The Company has a broad product line of SAW filters and other components with average selling prices ranging from $4 to $300. The Company is committed to substantially increasing its ability to service the wireless communications market and is presently undergoing an expansion of its operations in both Florida and in San Jose, Costa Rica. Phase one of the manufacturing building expansion in Orlando is complete and production in the new wafer fabrication and assembly areas has begun. The Company began operations in Costa Rica in 1996 and on June 28, 1996, the Company purchased a 31,690 square-foot facility for approximately $1.3 million. The facility, which will be used to increase the Company's production capabilities, is expected to be operational in late 1997.

          For the six months ended March 31, 1997, net sales to the Company's top 10 customers accounted for approximately 75% of net sales with the top four customers accounting for approximately 51% of net sales. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of its net sales in the foreseeable future.

         The Company achieved a 53% gross profit margin in 1996 and for the first quarter of 1997. In the second quarter of 1997, the gross profit margin increased to 58% reflecting higher yields and production efficiencies associated with the Company's new manufacturing facilities. In addition, the Company's Costa Rican subsidiary accounted for approximately 48% of the total net sales in the second quarter of 1997. The Costa Rican subsidiary achieved a higher-than-expected gross profit margin due to a combination of lower cost labor and new production equipment. The Company believes the product mix will shift to more high-volume production, and that profit margins will decline as these components are more susceptible to pricing pressure.

         In 1991, the Company established an Employee Stock Ownership Plan ("ESOP"). At that time, the Company borrowed $4.0 million from its commercial bank and loaned it to the ESOP to finance the purchase of 8,888,880 shares of the Company's Common Stock. These ESOP shares are accounted for in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 76-3, which uses cost as the basis for valuing shares as they are released and allocated to participants' accounts. In 1994, the Company borrowed an additional $1.7 million and loaned it to the ESOP to enable it to purchase 1,610,600 shares of Common Stock. In 1996, the 1994 loan was repaid resulting in the allocation of the related shares to participants' accounts. These shares are accounted for in accordance with the AICPA's SOP 93-6, which uses market value as the basis of valuing shares. The impact of this was a charge to ESOP compensation expense of $12.9 million reflected in the financial results for 1996. Of the $12.9 million, $11.3 million was a one-time, non-cash charge (amounting to $0.59 per share). The Company does not anticipate contributing additional shares of Common Stock beyond those that already have been placed in trust for the ESOP. The remaining balance of $1.2 million will be paid off over the life of the loan.

Results of Operations
---------------------
         The following table sets forth, for the periods indicated, the percentage relationship of certain items from the Company's statements of income to net sales:

                                                                                                    Six Months Ended
                                                          Year Ended September 30,                       March 31,
                                                     ----------------------------------             ------------------
                                                     1994          1995            1996             1996          1997
                                                     ----          ----            ----             ----          ----
Net sales                                           100.0%        100.0%          100.0%           100.0%        100.0%
Cost of sales                                        46.1          41.8            47.3             46.9          44.1
                                                    -----         -----           -----            -----         -----
Gross margin                                         53.9          58.2            52.7             53.1          55.9
Operating expenses:
  Selling expenses                                   14.0          10.0             6.8              6.3           6.2
  General and administrative expenses                17.2          11.0            10.0             10.7           7.6
  ESOP compensation expense                           3.2           2.5            22.4             44.8           1.0
  Research and development expenses                   5.8           5.3             3.4              3.7           4.1
                                                    -----         -----           -----            -----         -----
      Total operating expenses                       40.2          28.8            42.6             65.5          18.9
                                                    -----         -----           -----            -----         -----
Operating income (loss)                              13.7          29.4            10.1            (12.4)         37.0
Interest expense                                      1.6           1.4             0.4              0.9           0.3
Other income                                         (0.3)         (1.0)           (1.0)            (0.1)         (2.1)
                                                    -----         -----           -----            -----         -----
Income (loss) before income taxes                    12.4          29.0            10.7            (13.2)         38.8
Income taxes                                          4.6          10.9            11.3              9.6          14.8
                                                    -----         -----           -----            -----         -----
Net income (loss)                                     7.8%         18.1%           (0.6)%          (22.8)%        24.0%
                                                    =====         =====           =====            =====         =====

Comparison of six months ended March 31, 1996 and 1997
------------------------------------------------------
         Net Sales. Net sales increased 56% from $24.7 million in the first six months of 1996 to $38.5 million in the first six months of 1997. The increase was a result of increased product shipments to the wireless communications market, specifically sales of high volume filters for basestation applications and subscriber handsets based on CDMA technology for the telecommunications industry. International sales increased by $3.2 million in the first six months of 1997 compared to the first six months of 1996 principally due to increased product shipments to Korea. Sales for military and space systems decreased from 14% of net sales in the first six months of 1996 to 13% of net sales in the first six months of 1997 due to the increase in overall net sales. The dollar volume of military sales, however, actually increased from $3.5 million to $5.0 million from the first six months of 1996 to the corresponding period in 1997.

         Gross margin. Gross margin increased from 53.1% in the first six months of 1996 to 55.9% in the first six months of 1997 primarily due to improved yields, lower manufacturing costs associated with the Costa Rican operation and economies of scale with the increased volume. As the Company shifts its product mix to high volume production, it is anticipated that gross margins will decline as these components are more susceptible to pricing pressure.

         Selling expenses. Selling expenses increased 53% from $1.6 million in the first six months of 1996 to $2.4 million in the first six months of 1997, and remained relatively constant as a percentage of net sales at 6.2% in the first six months of 1997 compared to 6.3% in the corresponding period in 1996. The Company anticipates that selling expenses will increase as new employees are added to support its sales and marketing effort in 1997 and as commission expenses are incurred, but are not expected to increase as a percentage of net sales.

         General and administrative expenses. General and administrative expenses increased 10% from $2.7 million in the first six months of 1996 to $2.9 million in the first six months of 1997, but decreased as a percentage of net sales from 10.7% to 7.6% for the same periods. The net increase in expenses was primarily due to additional expenses incurred as a public company, higher wages and salaries and compensatory stock option expense.

         ESOP compensation expense. ESOP compensation expense decreased from $11.1 million in the first six months of 1996 to $392,000 in the first six months of 1997. This decrease of $10.7 million is a result of the release and allocation of all ESOP shares acquired in 1994 to participants' accounts based on their compensation earned in the first seven months of 1996. These shares are accounted for in accordance with SOP 93-6 which uses market value as the basis of valuing shares as they are committed to be released. The shares were acquired at a cost of $1.03 per share compared to an average market value of $8.03 for the first seven months of 1996. The charge for the six months ended March 31, 1997 is based on SOP 76-3 which uses cost as the basis of valuing the shares. All remaining ESOP shares will be accounted for in accordance with SOP 76-3.

         Research and Development Expenses. Research and development expenses increased 76% from $904,000 in the first six months of 1996 to $1.6 million in the first six months of 1997. These expenses increased due to additional personnel and expanded research and development efforts. The Company anticipates that research and development expenses will continue to increase in total dollars as personnel and programs are added. A significant portion of the Company's development activities are conducted in connection with the design and development of custom devices, which are paid for by customers and are classified as NRE items. The revenue generated from these items is included in net sales and the cost is reflected in cost of sales rather than in research and development expenses.

         Interest expense. Interest expense decreased from $225,000 in the first six months of 1996 to $111,000 in the first six months of 1997 due to repayment of debt with a portion of the funds from the Company's initial public offering.

         Other income. Other income represents interest income and non-operating expenses. Other income increased as the Company recorded increased interest income earned on its cash balances in the first six months of 1997.

         Income tax expense. The provision for income taxes as a percentage of income before income taxes was 38% for the first six months of 1997. In the first six months of 1996, the Company incurred a non-deductible charge for ESOP compensation expense of approximately $9.6 million. Had it not been for this charge, the tax provision would have been approximately 37% for this period. The Company expects that its effective tax rate will remain at approximately 36% to 39% for 1997.

Comparison of years ended September 30, 1995 and 1996
-----------------------------------------------------
         Net sales. Net sales increased 84% from $31.3 million in 1995 to $57.7 million in 1996. The increase was a result of increased product shipments to the wireless communication market, specifically sales of high volume filters for basestation applications for the telecommunication industry. Sales of high volume commercial production components were up over 129% in 1996 compared to 1995. International sales increased from approximately 49% in 1995 to 54% of net sales for 1996.

         Gross margin. Gross margin declined from 58.2% of net sales in 1995 to 52.7% in 1996 primarily due to a shift in the product mix to high volume production components, which typically have lower unit prices and somewhat lower gross margins. Throughout 1996, the Company added additional equipment and increased indirect labor, supplies, depreciation and other fixed overhead expenses in anticipation of higher sales volume. This additional fixed overhead cost was not fully absorbed by the sales level in 1996, which further reduced the gross margin.

         Selling expenses. Selling expenses increased in 1996 compared to 1995, but decreased as a percentage of net sales. The decrease as a percentage of net sales was a result of the Company's expanding net sales with substantially the same level of sales and marketing personnel in 1996 as in 1995. As a result, most of the selling expenses remained relatively constant with commission expenses paid to outside sales representatives as the only component that increased significantly with the higher sales level. The Company anticipates that selling expenses will continue to increase as new employees are added to support its sales and marketing effort in 1997 and as commissions are incurred.

         General and administrative expenses. General and administrative expenses increased from $3.4 million in 1995 to $5.8 million in 1996 due to start-up costs for the new Costa Rica operations, one-time executive bonuses granted in 1996 and costs for compensatory stock options.

         ESOP compensation expense. ESOP compensation expense increased from $782,000 in 1995 to $12.9 million in 1996. This increase of $12.1 million is a result of the allocation of all ESOP shares acquired in 1994 to participants' accounts. These shares are accounted for in accordance with SOP 93-6 which uses market value as the basis of valuing shares as they are allocated. The shares were acquired at a cost of $1.03 per share compared to an average market value of $8.03 during the period of allocation in 1996. The charge for ESOP shares allocated in 1995 is based on SOP 76-3 which uses the cost basis of the shares. All remaining ESOP shares are accounted for in accordance with SOP 76-3.

         Research and development expenses. Research and development expenses increased from $1.7 million in 1995, to $2.0 million in 1996, but decreased as a percentage of net sales from 5.3% to 3.4% for the same period. These expenses increased due to additional personnel and expanded research and development efforts, but increased at a slower rate than the sales increase. The Company anticipates that research and development expenses will continue to increase in total dollars as personnel and programs are added. A significant portion of the Company's development activities is conducted in connection with the design and development of custom devices, which is paid for by customers and classified as NRE items. The revenue generated from these items is included in net sales and the cost is reflected in cost of sales rather than in research and development expenses.

         Interest expense. Interest expense decreased in 1996 compared to 1995 due to repayment of debt and interest capitalized of approximately $380,000 as part of the facilities expansion program in 1996.

         Other income. Other income, primarily interest income, increased in 1996 due to interest earned on the remaining proceeds of the Company's initial public offering.

         Income tax expense. The provision for income taxes as a percentage of income before income taxes was 37.4% for 1995. In 1996, the Company incurred a non-deductible charge for ESOP compensation expense of $11.3 million. Had it not been for this charge, the tax provision would have been approximately 37.3% for 1996. The Company expects that its effective tax rate will remain at approximately 36% to 39% in the future.

Comparison of years ended September 30, 1994 and 1995
-----------------------------------------------------
         Net sales. Net sales increased 64% from $19.1 million in 1994 to $31.3 million in 1995 primarily as a result of increased sales of bandpass filters in the wireless communications markets. Sales to foreign customers increased from $7.6 million in 1994 to $15.3 million in 1995 and accounted for approximately 49% of net sales in 1995. Sales to customers for the design, development and production of custom engineering products declined by 11% from $7.4 million in 1994 to $6.6 million in 1995. This was more than offset by the increase in sales of high volume commercial production components from $3.0 million in 1994 to $13.4 million in 1995.

         The average selling price per device declined from 1994 to 1995 due to the large increase in high volume commercial production components which generally have lower average selling prices. Although a large percentage of the Company's sales are in international markets, the Company does not believe that currency fluctuations had a material adverse effect on sales. However, the Company believes that a strengthening of the U.S. dollar may have an adverse impact on future sales.

         Sales to customers for military, space and other U.S. government related applications decreased from $6.3 million or 33% of net sales in 1994 to $5.3 million or 17% of net sales in 1995. The decline in the dollar value of government sales has been consistent with reductions in these government programs in recent years, and the percentage decline is expected to continue as the Company shifts its emphasis to the high volume commercial production market.

         Gross margin. Gross profit increased 77% from $10.3 million in 1994 to $18.2 million in 1995 while gross margin increased from 53.9% to 58.2% in the same periods. The increase in gross profit is due to the increase in sales, and the increase in gross margin is due to greater absorption of overhead costs in 1995 as the Company increased operations to near full capacity in the latter part of the year. Cost of sales increased from $8.8 million in 1994 to $13.1 million in 1995.

         Selling expenses. Selling expenses increased by 17% from $2.7 million in 1994 to $3.1 million in 1995 due primarily to commissions paid to sales representatives and the cost of expanding the Company's internal sales staff associated with the increase in net sales.

         General and administrative expenses. General and administrative expenses increased 5.0% from $3.3 million in 1994 to $3.4 million in 1995 but decreased from 17.2% of net sales in 1994 to 11.0% of net sales in 1995. This percentage reduction is primarily due to incentive bonuses paid to certain executives in 1994 under a 1991 restructuring agreement to redeem all of the common stock holdings of certain shareholders. The dollar increase relates to compensatory stock options granted in 1995.

         ESOP compensation expense. ESOP compensation expense increased from $610,000 in 1994 to $782,000 in 1995 due to the release of additional shares as part of the scheduled amortization of the ESOP loan.

         Research and development expenses. Research and development expenses increased 50.0% from $1.1 million in 1994 to $1.7 million in 1995 due to an increase in research and development personnel and programs. These expenses decreased as a percentage of net sales from 5.8% in 1994 to 5.3% in 1995 due to the increase in sales volume.

         Interest expense. Interest expense increased from $302,000 in 1994 to $435,000 in 1995 due to additional long-term debt associated with the Industrial Revenue Bond financing acquired for the expansion of the Company's Orlando, Florida facility.

          Other income. Other income increased from $55,000 in 1994 to $291,000 in 1995 due to interest income on cash resources.

          Income tax expense. The provision for income taxes as a percentage of income before income taxes decreased from 37.6% in 1994 to 37.4% in 1995.

Selected Quarterly Results of Operations
----------------------------------------
          The following table sets forth certain unaudited  statements of income
(loss) data for each of the eight quarters in the period ended March 31, 1997, as well as such data expressed as a percentage of the Company's total net sales for the periods indicated. This data has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of such information when read in conjunction with the Company's annual audited consolidated statements and notes thereto. The results of operations for the interim periods are not necessarily indicative of future results.

                                                                       Quarter Ended
                                    ---------------------------------------------------------------------------------
                                         Fiscal 1995                    Fiscal 1996                    Fiscal 1997
                                    --------------------   --------------------------------------   -----------------
                                     June 30,   Sept.30,   Dec.31,   Mar.31,  June 30,   Sept.30,   Dec.31,   Mar.31,
                                       1995       1995      1995      1996      1996       1996      1996      1997
                                       ----       ----      ----      ----      ----       ----      ----      ----
Net sales                           $ 7,698     $11,550   $10,809   $13,929   $14,926    $18,000   $18,502   $20,009
Cost of sales                         3,014       4,930     5,092     6,512     6,986      8,672     8,678     8,313
                                    -------     -------   -------   -------   -------    -------   -------   -------
Gross profit                          4,684       6,620     5,717     7,417     7,940      9,328     9,824    11,696
Operating expenses:
    Selling expenses                    823         851       774       797     1,174      1,202     1,246     1,150
    General & administrative
      expenses                          551       1,837     1,068     1,581     1,509      1,633     1,134     1,786
    ESOP compensation  expense          196         194     5,540     5,539     1,846         -        196       196
    Research and development
      expenses                          559         409       418       486       467        583       681       912
                                    -------     -------   -------   -------   -------    -------   -------   -------
        Total operating expenses      2,129       3,291     7,800     8,403     4,996      3,418     3,257     4,044
                                    -------     -------   -------   -------   -------    -------   -------   -------
Operating income (loss)               2,555       3,329    (2,083)     (986)    2,944      5,910     6,567     7,652
Interest expense net of
  capitalized interest                  145         107       138        87       114        (94)       41        70
Other (income) expense                  (90)       (122)        6       (26)     (240)      (374)     (355)     (453)
                                    -------     -------   -------   -------   -------    -------   -------   -------
Income (loss) before income
  taxes                               2,500       3,344    (2,227)   (1,047)    3,070      6,378     6,881     8,035
Income taxes                            975       1,161       954     1,401     1,699      2,460     2,618     3,053
                                    -------     -------   -------   -------   -------    -------   -------   -------
Net income (loss)                   $ 1,525     $ 2,183   $(3,181)  $(2,448)  $ 1,371    $ 3,918   $ 4,263   $ 4,982
                                    =======     =======   =======   =======   =======    =======   =======   =======
Net income (loss) per  share        $  0.10     $  0.13   $ (0.18)  $ (0.14)  $  0.07    $  0.18   $  0.20   $  0.23
                                    =======     =======   =======   =======   =======    =======   =======   =======
Shares used in computation of
  net income (loss) per share        16,034      16,199    17,272    18,140    20,286     21,286    21,358    21,368
                                    =======     =======   =======   =======   =======    =======   =======   =======


                                                               As a Percentage of Net Sales
                                                                        Quarter Ended
                                 -----------------------------------------------------------------------------------------
                                     Fiscal 1995                       Fiscal 1996                         Fiscal 1997
                                 --------------------    ------------------------------------------    -------------------
                                 June 30,    Sept.30,    Dec.31,    Mar.31,    June 30,    Sept.30,    Dec.31,    Mar. 31,
                                   1995        1995       1995       1996        1996        1996       1996       1997
                                 --------    --------    -------    -------    --------    --------    -------    --------
Net sales                         100.0%      100.0%     100.0%     100.0%      100.0%      100.0%     100.0%      100.0%
Cost of sales                      39.2        42.7       47.1       46.8        46.8        48.2       46.9        41.6
                                  -----       -----      -----      -----       -----       -----      -----       -----
Gross profit                       60.8        57.3       52.9       53.2        53.2        51.8       53.1        58.4
Operating expenses:
    Selling expenses               10.7         7.4        7.2        5.7         7.9         6.7        6.7         5.7
    General & administrative
       expenses                     7.2        15.9        9.9       11.4        10.1         9.1        6.1         8.9
    ESOP compensation
       expense                      2.5         1.7       51.2       39.7        12.4                    1.1         1.0
    Research and development
       expenses                     7.3         3.5        3.9        3.5         3.1         3.2        3.7         4.6
                                  -----       -----      -----      -----       -----       -----      -----       -----
         Total operating expenses  27.7        28.5       72.2       60.3        33.5        19.0       17.6        20.2
                                  -----       -----      -----      -----       -----       -----      -----       -----
Operating income (loss)            33.1        28.8      (19.3)      (7.1)       19.7        32.8       35.5        38.2
Interest expense                    1.9         0.9        1.3        0.6         0.7        (0.5)       0.2         0.3
Other (income) expense             (1.3)       (1.1)       0.0       (0.2)       (1.6)       (2.1)      (1.9)       (2.3)
                                  -----       -----      -----      -----       -----       -----      -----       -----
Income (loss) before  income
  taxes                            32.5        29.0      (20.6)      (7.5)       20.6        35.4       37.2        40.2
Income taxes                       12.7        10.1        8.8       10.1        11.4        13.7       14.2        15.3
                                  -----       -----      -----      -----       -----       -----      -----       -----
Net income (loss)                  19.8%       18.9%     (29.4)%    (17.6)%       9.2%       21.7%      23.0%       24.9%
                                  =====       =====      =====      =====       =====       =====      =====       =====

         The Company's results of operations have in the past fluctuated from quarter to quarter, and the Company expects such fluctuations to continue as a result of a variety of factors. Product mix, delays in production caused by the installation of new equipment, the level of orders that are received and can be shipped in any quarter, price competition, fluctuations in manufacturing yields, availability of manufacturing capacity, market acceptance of products, increased direct labor and overhead costs, delays in receiving equipment from suppliers, customer over-ordering followed by order cancellations, and cancellation or rescheduling of orders for any reason may be expected to cause significant variations in the Company's quarterly operating results. As a result, the results of operations for any quarter are not necessarily indicative of results for any future period.

         Most of the Company's expenses do not follow seasonal or cyclical patterns but vary either based on sales or as a function of staffing and other factors such as research and development and most general and administrative expenses. General and administrative expenses increased by $652,000 from the first to second quarters of 1997, primarily due to compensatory stock options. ESOP compensation expense went from approximately $196,000 per quarter in 1995 to $5.5 million per quarter in the first two quarters of 1996 due to the change in accounting for ESOP shares at cost in accordance with SOP 76-3 in 1995 to accounting for ESOP shares at market in accordance with SOP 96-3 in 1996. ESOP compensation expense returned to $196,000 for each of the first two quarters of 1997 as all remaining shares were accounted for under SOP 76-3.

         The Company's net sales have historically reflected some seasonality in that sales growth typically tends to flatten or drop slightly in the first quarter of the year, coincident with fewer business days in the quarter due to the Thanksgiving and Christmas holidays.

Liquidity and Capital Resources
-------------------------------
         The Company has financed its operations to date through cash generated from operations, bank borrowings, lease financing, the private sale of securities, and its May 1, 1996 initial public offering. The Company requires capital principally for equipment, expansion of its primary facility, financing of growth in accounts receivable and inventory, investment in product development activities and new technologies and for its new operation in Costa Rica. For 1996, the Company generated net cash from operating activities of $13.6 million consisting primarily of the net loss of $340,000, adjusted for ESOP compensation expense of $12.9 million, $2.1 million of depreciation and amortization, $2.4 million of increases in accounts payable and accrued liabilities and a $2.2 million increase in taxes payable, offset by increases in accounts receivable and inventory of $6.0 million. Cash flow from operations was $6.8 million and $3.6 million in 1995 and 1994, respectively. For the six months ended March 31, 1997, the Company generated net cash from operations of $16.3 million primarily from net income, depreciation and deferred taxes.

         The Company has a credit line agreement totaling $15.0 million from SunTrust Bank, Central Florida, N.A. renewable annually. There were no balances outstanding on this credit line at September 30, 1996 or at March 31, 1997.

         The Company made capital expenditures of $24.3 million during 1996 compared to $5.6 million and $1.0 million in 1995 and 1994, respectively. For the six months ended March 31, 1997, the Company made capital expenditures of $8.4 million. The Company is in the process of expanding its Orlando, Florida facilities for additional manufacturing, engineering and sales and administrative space, and intends to make various capital expenditures for production and test equipment and furniture and fixtures. In addition, the Company intends to make various capital expenditures for its San Jose, Costa Rica operation. The Company plans to spend approximately $20.0 million in 1997 on capital equipment and facilities of which approximately $4.6 million was committed at March 31, 1997.

         During 1996 the Company completed its initial public offering and raised net cash of $35.2 million. After repayment of debt on the credit line, the balance was invested in high grade, short-term, interest-bearing securities. The Company's cash and cash equivalents at September 30, 1996 totaled $27.7 million compared to $2.8 million and $2.7 million at September 30, 1995 and 1994, respectively. At March 31, 1997, the Company had cash and cash equivalents of $35.7 million.

         The Company believes that its present cash position, together with its credit facility and funds expected to be generated from operations and with the net proceeds from this offering, will be sufficient to meet its working capital and other cash requirements through 1997. Thereafter, the Company may require additional equity or debt financing to address its working capital needs or to provide funding for capital expenditures. There can be no assurance that events in the future will not require the Company to seek additional capital sooner or, if so required, that it will be available on terms acceptable to the Company, if at all.

Foreign Operations and Export Sales
-----------------------------------
         The Company established a subsidiary in Costa Rica in 1996, began operations in the second quarter and commenced shipments in the third quarter of 1996. As of March 31, 1997, the Company had a net investment of approximately $3.1 million in this operation and recorded net sales of approximately $13.6 million with an operating profit of approximately $6.5 million for the six months ended March 31, 1997. The functional currency for the Costa Rican subsidiary is the U.S. dollar as sales, most material cost and equipment are U.S. dollar denominated. The effects of currency fluctuations of the local Costa Rican currency are not considered significant and are not hedged.

         In 1996, the Company also established a "foreign sales corporation" pursuant to the applicable provisions in the Internal Revenue Code to take advantage of income tax reductions on export sales. For 1996 and for the six months ended March 31, 1997, the cost to operate this subsidiary was less than $10,000, and it has less than $10,000 in identifiable assets.

         International sales are denominated in U.S. dollars and represented 54%, 49% and 40% of net sales for the years ended September 30, 1996, 1995 and 1994, respectively and 42% for the six months ended March 31, 1997. Sales to European markets represent 38%, 36%, 22% and 22% of net sales for these same periods, respectively. The remaining international sales relate primarily to Asian and Canadian markets. See Notes to Consolidated Financial Statements.

Recently Issued Accounting Standards
------------------------------------
         In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company intends to adopt the provisions for pro forma disclosure requirements of SFAS 123 in 1997. Such pro forma disclosures do not impact the financial condition or the operating results of the Company.

         In February 1997, the FASB issued SFAS No. 128, Earnings Per Share, which is effective for financial statements issued for periods ending after December 15, 1997. This pronouncement establishes standards for computing and presenting earnings per share ("EPS") for entities with publicly-held common stock or potential common stock. SFAS 128 simplifies the standards for computing EPS and makes them comparable to international EPS standards. Early application of this statement is not permitted. The Company intends to adopt the provisions of SFAS 128 in 1998 and does not expect their application to have a material impact on the financial statements of the Company.

                                    BUSINESS

         Sawtek designs, develops, manufactures and markets a broad range of electronic signal processing components based on SAW technology. The Company's primary products are custom-designed, high performance bandpass filters, resonators, delay lines, oscillators and SAW-based subsystems. These products are used in a variety of microwave and RF systems, such as Code Division Multiple Access ("CDMA") and Global System for Mobile communications ("GSM")-based digital wireless systems, digital microwave radios, WLAN, cable television equipment and various defense and satellite systems. The Company's products offer key advantages such as lower distortion, reduced size and weight, high reliability and precise frequency control compared to products based on alternative technologies and address rapidly growing needs in telecommunications, data communications, video transmission, military and space systems and other markets. The Company's proprietary CAD and analysis software tools support rapid and precise SAW device design and simulation, enabling Sawtek and its customers to achieve timely new product development. The Company's commercial customer base accounts for approximately 85% of net sales and includes major telecommunications equipment producers such as Ericsson, LGIC, Lucent Technologies, Motorola, Nokia, and Qualcomm.

Industry Background
-------------------
         Electronic systems which transmit or receive voice, data or video must contain various signal processing components such as bandpass filters, resonators, delay lines and oscillators. These components modify and condition the desired signals while rejecting unwanted signals which cause distortion and interference. The frequency at which these systems transmit and receive information is referred to as the microwave or RF frequency. However, before the information can be used, the signal must generally be converted to a lower intermediate frequency ("IF") and finally to the lowest system frequency, commonly referred to as baseband. While the microwave and RF frequencies at which voice, data and video systems operate are generally dictated by regulatory bodies such as the FCC, system designers have considerable flexibility in selecting one or more IF frequencies which suit the requirements of a specific application and design approach. Consequently, IF components, particularly filters, are developed specifically for each customer and application, even though they frequently must be produced in large quantities. The performance demands placed on these components by increasingly complex systems have changed dramatically over the past few years, particularly in wireless applications.

         The wireless communications industry is experiencing significant worldwide growth. Cost reductions and technological improvements in such wireless communications products as cellular, PCS, global satellite telephones and wireless data systems are contributing to this growth. Wireless communications systems can offer the functional advantages of wired systems without the costly and time consuming development of an extensive wired infrastructure, which is of particular importance in developing parts of the world. Rapidly emerging digital telecommunications standards and technology will provide the performance improvements necessary to address overcrowding of existing cellular systems and to provide increased functionality. Unless carriers adopt the emerging digital standards, they will be forced to build new cellular basestation sites and continue to suffer from dropped calls due to the overcrowding problem. These standards include CDMA, an approach being commercialized by Qualcomm in the United States and worldwide, and GSM, adopted throughout Europe and many other countries. These new approaches are being utilized to provide cellular and PCS services as well as wireless local loop ("WLL") networks. As demands for wireless communications subscriber services grow, service providers are offering digital handheld products and expanding the associated infrastructure. These factors, coupled with regulatory changes in the United States and abroad, as well as advances in wireless communications technology, are leading to substantial worldwide growth in existing systems and the emergence of new markets and applications.

         As the wireless telecommunications industry has expanded, previously allocated frequency bands have become increasingly congested, and the need to precisely control transmission frequencies and to filter unwanted signals without distortion has become critically important. In response to this crowding of existing frequency bands, regulatory agencies have allocated new blocks of spectrum at higher frequencies and more stringently regulated allowable signal bandwidths. Systems operating at these higher microwave and RF frequencies require higher frequency IF components to simplify the overall system architecture, thereby reducing cost, complexity and power consumption. To make more efficient use of the crowded frequency bands, the spacing between adjacent signal channels must be reduced, placing the desired signal very close to unwanted interfering signals. Highly selective IF filters are required to pass the desired signal without distortion, while rejecting interfering signals from adjacent channels and other sources.

         Telecommunications systems, including cellular and PCS, are rapidly evolving from traditional analog to more efficient digital modulation techniques to improve system performance and capacity. These digital approaches call for a wider range of bandwidths, higher frequencies and more precise bandwidth control. Furthermore, for highly bandwidth-efficient digital transmission systems to operate properly, all frequency components of the signal must pass through the system with essentially the same time delay or severe distortion may result.

         The development of RF integrated circuits, coupled with surface mount packaging ("SMP") technology, has facilitated a significant reduction in the size of portable wireless products. These developments have, in turn, driven the demand for rugged, miniature, surface mount IF signal processing components, particularly for use in handheld applications such as cellular telephones.

         Traditional signal processing technologies include lumped element ("LC"), ceramic and bulk acoustic wave ("BAW") crystal filters, resonators and oscillators. While these basic approaches have been improved to address changing demands, the improvements have been largely incremental and evolutionary, rather than revolutionary. It is generally difficult to build traditional LC filters with the high selectivity and precision required by many new systems. In addition, most LC filters tend to drift in frequency and degrade in performance with changes in operating temperature. Conventional BAW crystal filters are difficult to build in the higher IF frequency ranges required for many emerging communications applications because the crystal elements of these filters must be made increasingly thinner, resulting in a device that is both delicate and difficult to manufacture. Many conventional types of filters, including both BAW crystal and LC, which are suitable for filtering analog signals, may produce significant distortion when used to filter digital signals. Another inherent limitation of these traditional filter technologies is the inability to adequately reduce their physical size to suit many emerging applications.

         The SAW solution to signal processing represents a fundamentally different approach, relying on the propagation and interaction of acoustic waves on the surface of a piezoelectric crystal. SAW technology offers a number of advantages over competing technologies, including precise frequency control and selectivity, reduced size and weight, high reliability, environmental stability and the ability to pass RF signals without significant distortion. Perhaps the most significant benefit inherent in SAW technology is the relative ease in producing large quantities of high precision components that are comparatively small in size. SAW devices are routinely manufactured for higher IF frequency ranges required for emerging systems. The range of signal bandwidths that can be accommodated with SAW technology is quite large, permitting SAW components to address almost all viable applications.

         As the use of wireless communications systems increases and new applications develop, there is a need for large quantities of IF signal processing components which can meet demanding performance, size and reliability requirements. SAW technology is an enabling solution, possessing all of these attributes, with applications in nearly all wireless communications systems.

The Sawtek Solution
-------------------
         Sawtek is a leading worldwide supplier of SAW products that address the demanding and rapidly growing needs of modern wireless communications equipment manufacturers. The Company has, over the last 18 years, designed and manufactured more than 1,500 different SAW products that operate at frequencies ranging from 10 MHz to nearly 3 GHz for both commercial and military applications. The Company's products, comprising one of the broadest SAW product lines in the industry, are used by diverse original equipment manufacturers ("OEMs") in numerous applications ranging from high volume telecommunications applications in CDMA and GSM-based digital telephone systems to state-of-the-art, high performance SAW channelized filter subsystems to be used in the military's F-22 Advanced Tactical Fighter electronic warfare receiver. The Company's products are sold worldwide to nearly every major company that produces microwave and RF communications equipment.

          The Company believes that its advanced technical capabilities permit it to offer high performance products that enable its customers to differentiate themselves competitively in their respective markets. The Company has developed sophisticated proprietary CAD and analysis software to efficiently implement SAW solutions that address individual customer needs. The Company's products offer high levels of technical performance in a reduced package size on a cost-effective basis. Sawtek has leveraged its experience in developing SAW products for military applications, where high performance and proven reliability and ruggedness are demanded, to expand into the commercial wireless telecommunications, data communications, video transmission and other markets.

          In addition to its proprietary design and analysis software and broad product line, Sawtek's competitive strengths include personnel with extensive depth and breadth in SAW technology, innovative SAW device structures that provide high levels of technical performance, a flexible automated production capability, manufacturing process expertise, rapid custom product development, an offshore production capability and a "Manufacturing Excellence" program that enhances the Company's ability to be responsive to its customers' needs. In addition, Sawtek's research and development organization is continuing to provide the innovative tools necessary for the Company to advance SAW technological capabilities and is expanding the Company's product line into a new market for SAW chemical sensors and subsystems. The Company believes that these competitive strengths will enable it to benefit from the attractive growth potential in wireless voice, data, video and other markets.

Company Strategy
----------------
         Sawtek intends to leverage its advanced design and manufacturing technology and strong customer relationships to become the leading provider of SAW components for high volume, wireless communications system applications. Furthermore, the Company expects to continue to build its leadership position in the development and production of both custom and standard SAW devices for industrial and "high end" commercial market applications and to remain the dominant supplier of custom designed SAW components and SAW-based subsystems to the military and space industries. The Company's strategy contains the following elements:

         Broaden Penetration of Wireless Markets and Applications. The Company currently provides custom designed SAW components to suppliers of wireless communications systems, primarily for digital telecommunications basestations for CDMA and GSM-based wireless applications. The Company intends to further penetrate this market by focusing on custom designed, high volume, low cost SAW devices for use in handheld subscriber units and other applications where SAW technology offers key advantages. Such applications include: WLL, point-to-point digital radios, wireless PBX, WLAN and a number of other wireless voice, data and video communications systems.

         Maintain and Enhance SAW Technology and Product Leadership. The Company has developed a fundamental understanding of SAW design techniques, innovative SAW device structures and proprietary design and analysis software to aid its design engineers in meeting stringent technical specifications for state-of-the-art SAW component requirements. The Company will continue to advance SAW technology by supporting both internal and customer funded research and development programs and cooperative research at outside institutions. Sawtek believes that these activities will significantly enhance its technological leadership and core competencies as well as expand the Company's product line into additional business opportunities, such as SAW chemical sensors and subsystems.

         Expand Automated Manufacturing Capacity to Meet Diverse Product Demand. In response to the increased demand for the Company's products, Sawtek has rapidly increased its production capabilities by expanding its facilities in Orlando, Florida and establishing an offshore production plant in San Jose, Costa Rica. The Company intends to further expand its high volume automated manufacturing capacity as customer needs dictate. The markets and applications served by the Company demand a diverse mixture of SAW products, requiring a flexible manufacturing approach. The Company's flexible manufacturing enables it to simultaneously produce hundreds of different products for numerous commercial and military customers in widely varying quantities while maintaining competitive prices and favorable gross margins.

         Cultivate Strong Customer Relationships. SAW components are predominantly customized to specific OEM system applications. Because it is common for electronic system designers working on the same application at different OEMs to develop substantially different SAW device specifications, the Company has had to become highly involved in the product definition phase of a customer's design. Sawtek offers numerous device structures capable of satisfying the unique performance specifications of each OEM and system application. The Company intends to enhance its close working relationship with its extensive group of current customers and to establish early program involvement with new and existing customers to better understand next generation product requirements. The Company also plans to increase its sales and marketing staff, implement internal programs aimed at maximizing responsiveness to customers, continue to provide a high level of technical service and support, prioritize customer focused research and development activities and internally fund product development.

Markets and Applications
------------------------
         SAW devices may be utilized in most applications which transmit or receive microwave or RF signals. Sawtek markets and sells bandpass filters, resonators, delay lines, oscillators and SAW-based subsystems to both domestic and international OEMs that integrate these products into receivers, transmitters and other equipment for commercial, industrial, military and space applications. Sawtek provides products to the following markets: telecommunications, data communications, video transmission, military and space systems and other markets.

         Telecommunications
         ------------------
         Telecommunications applications represent a majority of Sawtek's net sales. The Company's telecommunications product offerings consist primarily of IF bandpass filters for CDMA and GSM basestation equipment and CDMA subscriber handsets. Additional applications include basestation repeaters and global satellite systems. The Company offers over 75 custom SAW components to serve these market applications.

         Cellular. In cellular applications, calls are placed through subscriber handsets by establishing a connection with a basestation via RF channels in the 900 MHz frequency range. The Company supplies IF bandpass filters for CDMA and GSM-based cellular basestations and for certain subscriber handset applications.

         PCS. PCS systems are enhanced cellular networks which operate in a frequency band of 1,800 to 2,000 MHz and provide a broad range of telecommunications services. The Company supplies IF bandpass filters for CDMA and GSM-based PCS basestation equipment, and bandpass filters for CDMA subscriber handsets.

         Wireless PBX. Wireless PBX, a more sophisticated form of cordless telephony, is becoming increasingly popular in business environments for intra-office communications. The Company supplies bandpass filters to both basestation and subscriber handset manufacturers of wireless PBX systems.

         Satellite. A number of satellite telecommunications systems have been proposed by major communications companies and consortia. The Company supplies satellite and ground-based SAW components for several of these developing systems. For some time, Sawtek has been a leading producer of high reliability, space qualified SAW components and is well positioned for these applications.

         Data Communications
         -------------------
         The data communications market encompasses a number of applications involving the transmission and reception of data through wired, wireless or satellite networks. As the usage of these networks increases, OEMs are pursuing broader bandwidths, faster data rates and improved data integrity. OEMs typically specify custom SAW filters based on these requirements and as a result, the Company designs unique products for each OEM. As international standards are adopted to meet these requirements, the Company will support both standard and custom applications.

         Digital Radios. Initially digital radios were developed for the military as a means to transfer secure data. This technology has expanded to both commercial and industrial data and voice applications, including cellular basestation radio links. Sawtek offers over 100 designs to support these applications, including filters from the Company's three standard product families.

         Wireless Local Area Networks. WLANs enable desktop and laptop computer users to transmit and receive data via wireless microwave and RF links. The SAW IF filter is typically integrated into a credit-card-sized circuit board modem that slides into a PCMCIA slot. Sawtek has supported this expanding application with multiple custom designs.

         Handheld Data Terminals. The Company supplies custom SAW products to customers that build handheld equipment for a variety of data transmission applications, including point-of-sale and inventory tracking systems.

         Global Positioning Systems. Global positioning systems ("GPS") are used in military, industrial and consumer applications to determine specific geographic locations. Although GPS began as a military system, applications have expanded to include location and direction finding systems for recreational use as well as various industrial applications, including a new generation of electronic survey equipment. Sawtek currently sells to various OEMs that integrate SAW components into portable and handheld GPS receivers.

         Video Transmission
         ------------------
         OEM products utilizing relatively low frequency SAW filter designs for cable television ("CATV") head-end equipment are purchased worldwide by cable operating companies. Sawtek manufactures over 30 custom SAW devices to serve the various standards required by the worldwide video transmission market. Emerging technologies within the video transmission market include high definition television ("HDTV") and interactive television. The Company has designed custom products for both of these applications and is involved in limited production of devices for interactive television.

         Military and Space
         ------------------
         Sawtek has been a provider to the military and space systems markets since the Company's inception in 1979. Sawtek's components can be found in major applications that include electronic warfare, defense communications, military and commercial space systems and radar and surveillance.

          Electronic   Warfare.   The  Company  supplies  products  for  various
electronic warfare applications such as radar, communication jamming and identification friend or foe systems.

         Defense Communications. Defense communications equipment is used to transmit and receive secure voice or data information. Applications include handheld battlefield radios, command center communications systems and air, ship and vehicle communications systems. The Company supplies numerous SAW designs to customers that support these applications.

         Space. The Company has qualified over 100 high reliability SAW components for satellite hardware applications. Within the military satellite equipment market, most SAW devices are installed in classified hardware where the application is unknown to the Company. Weather satellites, GPS satellites, satellites with nuclear blast detection capability and various military communications satellites utilize Sawtek's devices. The Company is also delivering SAW components for various telecommunications satellite systems that will expand worldwide commercial wireless communications capabilities.

         Radar and Surveillance. Applications for SAW devices in radar equipment include weather, air traffic control, ground tracking or mapping and airborne threat detection and targeting systems. The Company also supplies SAW components for use in military surveillance equipment such as systems for troop movement detection, communications detection and submarine detection and tracking.

         Other Markets
         -------------
         The Company designs and produces SAW components for other markets, including commercial avionics, test equipment and identification and security systems. Commercial avionics applications include collision avoidance transponders and radar for line-of-flight weather information. Sawtek's products are utilized in various test equipment applications for circuit design and system performance analysis, such as signal generators, spectrum analyzers and cellular telephone system test equipment. In the identification and security system industry, the Company's products enable OEMs to provide passive SAW RF identification labels (or tags) for a variety of applications, such as toll road vehicle identification and personnel monitoring. The Company also markets three families of standard SAW filters and offers these products for sale through distribution networks in North America and Europe.

Customers
---------
         The following table identifies, by market, certain customers that purchased SAW components from the Company in the last 12 months, with customers listed in alphabetical order.

Telecommunications                          Data Communications
------------------                          -------------------
Alcatel ITS Inc.                            3Com Corporation
LG Information & Communications, Ltd.       CellNet Data Systems, Inc.
LM Ericsson AB                              Digital Microwave Corporation
Lucent Technologies                         Harris Corporation
Motorola, Inc.                              LM Ericsson AB
Nokia Telecommunications Ltd.               Rdc Communications Ltd.
Nortel                                      Scientific-Atlanta, Inc.
Omnipoint Corporation                       Trimble Navigation
QUALCOMM Incorporated
QUALCOMM Personal Electronics               Military and Space
Stanford Telecommunications, Inc.           ------------------
                                            Flightline Electronics
Video Transmission                          ITT Corporation
------------------                          Hughes Aircraft Company
ALPS Electric Co., Ltd.                     Lockheed Martin Corporation
BARCO n.v.                                  Motorola, Inc.
Century Electronics Ltd.                    Northrop Grumman Corporation
General Instrument Corporation              Rockwell International Corporation
LARCAN INC.                                 Texas Instruments Incorporated
R.L. Drake Company
Rohde & Schwartz GmbH & Co. KG
Scientific-Atlanta, Inc.
Triple Crown Electronics Inc.

Other Markets
-------------
AlliedSignal, Inc.
BFI-IBEXSA SPA (Distributor-An AVNET Co.)
Hewlett-Packard Company
Hughes Network Systems, Inc.
Lucent Technologies
Penstock, Inc. (Distributor-An AVNET Co.)
Rockwell International Corporation
Silicon Graphics, Inc.

         Sawtek has a diversified customer base with two customers, Ericsson and Lucent Technologies, that each accounted for more than 10% of net sales in 1996. For the six months ended March 31, 1997, four customers each accounted for over 10% of net sales. They are in alphabetical order: Ericsson, Lucent, Motorola and Qualcomm. The Company's top 10 customers accounted for approximately 68% of net sales in 1996 and 75% of net sales for the six months ended March 31, 1997. The loss of any of these customers could have a material adverse effect on the Company's business, operating results and financial condition. There is no assurance that the Company will obtain future business from these customers.

Products
--------
         The Company has produced more than 1,500 unique SAW products at frequencies ranging from 10 MHz to nearly 3 GHz. Products are organized into six product categories: bandpass filters, resonators, delay lines, oscillators, SAW-based subsystems and SAW chemical sensor elements. While some product standardization exists, the vast majority of the Company's products are custom developed for an individual application or customer, for which an NRE fee is generally charged.

                                                           ----------------------
                                                              Sawtek's Markets
                                                           ----------------------
-------------------------------------------------------------------------------------------------------------------
Sawtek's Product                                                  Data            Video       Military     Other
   Categories        Product Types     Telecommunications    Communications    Transmission   and Space   Markets
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Bandpass         Bi-directional
 Filters         transversal; Low                x                   x               x            x          x
                 loss transversal;
                 Coupled resonator
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Resonators       Surface acoustic
                 wave (SAW); Surface             x                   x              N/A           x          x
                 transverse wave (STW)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Delay Lines      Non-dispersive;
                 Dispersive; Multi-tap           x                   x              N/A           x          x
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Oscillators      Fixed frequency;
                 Voltage controlled             N/A                 N/A             N/A           x          x
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
SAW-based        Channelized filter
 Subsystems      banks; Switched
                 filter/delay modules;          N/A                 N/A             N/A           x         N/A
                 Pulse expansion/
                 compression
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
SAW Chemical     Resonators; Delay
 Sensor          Lines                         N/A                 N/A              N/A           x          x
 Elements
-------------------------------------------------------------------------------------------------------------------

N/A = Application not applicable or the Company does not supply product to that market.

         Bandpass Filters
         ----------------
         Sawtek currently offers three types of SAW bandpass filters: bi-directional transversal, low loss transversal and coupled resonator filters. Prices for the Company's filter products vary widely depending upon the product specifications, production volume and market application. Surface mount filters for subscriber applications sell for under $10 depending on the application while high precision filters for military applications may sell for hundreds of dollars each.

         Bi-directional Transversal Filters. This class of filters represents the most widely used application of SAW technology, and the Company offers over 800 products of this type. Because these filters operate over a fairly wide and useful frequency range (10 MHz to 2.5 GHz) and a relatively large range of possible fractional bandwidths (0.1% to 67% of the center frequency), they are the filter component of choice in many modern communications systems. The largest emerging market for this product is in support of cellular and PCS infrastructure and handheld subscriber applications. Numerous bi-directional filter products, supplied in low profile surface mount packages, have been produced for high volume subscriber applications such as CDMA-based cellular and PCS, WLL, WLAN and handheld data terminals.

         Low Loss Transversal Filters. Sawtek offers 180 high performance, low loss transversal filters for those applications where system noise figure, dynamic range or power consumption cannot accommodate the higher loss that is typically associated with bi-directional transversal filters. Low loss transversal filters are used in both infrastructure and subscriber applications in CDMA and GSM-based digital cellular systems, wireless PBX, wireless handheld data terminals and WLANs.

         Sawtek has developed a line of standard, low loss filter products at 70 MHz in surface mount packages. These filters are suitable for commercial microwave point-to-point radios, very small aperture satellite terminals and other commercial applications where wideband, low loss SAW filters simplify system architecture and reduce size and power consumption.

         Coupled Resonator Filters. The Company offers over 70 products in this broad class of SAW filters which includes in-line coupled, waveguide coupled and combined mode resonator filters. Coupled resonator filters can be built over a wide range of frequencies (50 MHz to 1.5 GHz), but are limited to narrow fractional bandwidths (0.02% to 0.3% of the center frequency). They are ideally suited to such narrowband applications as pre-selector filters, oscillator spurious suppression filters, timing recovery filters and cellular telephone filters. The Company currently supplies filters of this type for use in GSM, PCS and numerous other commercial and military telecommunications systems.

         Resonators
         ----------
         The Company currently offers two types of resonators: SAW and surface transverse wave ("STW"). More than 100 resonator products, operating from 100 MHz to 1.5 GHz, are available and are generally used as stable, high-Q frequency control elements that determine the operating frequencies of oscillators. SAW resonators can operate fundamentally at much higher frequencies than BAW resonators, a feature that significantly reduces system complexity and enhances system performance. The Company generally chooses to offer these products for use in high performance commercial, military and space applications, where the demand for more stringent electrical requirements is not served by high volume SAW resonator manufacturers. In addition to offering these products as individual components, Sawtek's resonators are also used by the Company in the manufacture of its high performance oscillator products.

         Delay Lines
         -----------
         Sawtek currently offers more than 190 SAW delay line products, consisting of non-dispersive, dispersive and multi-tap delay line configurations. Sawtek's delay line products are primarily used in military communications and electronic warfare applications, such as pulse expansion and compression radar. However, they also find uses in commercial applications, such as commercial avionics collision avoidance transponders, RF identification tag systems and wireless handheld data terminal products. All SAW delay lines make use of the fact that a surface acoustic wave travels 100,000 times more slowly than an electromagnetic wave. This permits SAW delay lines to be much smaller for a given signal delay than those of most competing technologies. The useful ranges of center frequencies and fractional bandwidths, as well as typical unit prices, for this product type are similar to the Company's bi-directional filter products.

         Oscillators
         -----------
         Sawtek currently offers over 100 fixed frequency and voltage controlled oscillators based on both SAW and STW resonator technologies. Oscillators are used to generate a pure RF tone or signal. This signal often determines, directly or through frequency multiplication, the final operating frequency of the system in which it is used. Oscillators, in conjunction with additional circuitry, are also used in converting or mixing RF signals from one frequency to another. SAW oscillators utilize the inherent benefits of SAW resonators, with additional hybrid or discrete circuitry, to yield products that operate over a range of 100 MHz to 1.5 GHz. The Company's oscillators are used in high performance commercial and military applications such as instrumentation, avionics and electronic warfare.

         SAW-based Subsystems
         --------------------
         The Company's most complex and highly integrated products are SAW-based subsystems. In general, these subsystems consist of key SAW components, surrounded by additional circuitry, that provide a higher level of system functionality than that provided by the SAW devices alone. These products are highly specialized and are custom developed for specific applications. Sawtek's subsystem products are largely used in military and space applications and include channelized filter banks, switched filter and delay line modules and pulse expansion and compression subsystems.

         SAW Chemical Sensor Elements
         ----------------------------
         SAW chemical vapor sensors have been under development at research institutions for many years, and have been successfully demonstrated by government, university and industrial laboratories in the United States and overseas. Sawtek has been a leading supplier of SAW resonators and delay lines used in these sensor development programs for over 12 years, with more than 20 products available.

New Product Development
-----------------------
         Sawtek has identified SAW chemical sensors and subsystems as a strategically promising technology for new product development. Substantial market opportunities exist in applications that include in-situ groundwater contamination analysis, process control, incipient fire detection, electronic noses, soil gas analysis, dry cleaning monitors, fugitive emission monitors, analysis of gases in bulk chemical storage containers, OSHA workplace health and safety monitoring and respirator alarm systems, and chemical warfare agent detection. The Company believes there is currently no widely available technology which meets all of the cost, performance and applications requirements for most of these areas. Thus, there is a need for a cost-effective technology that can be customized for specific applications. SAW chemical sensor systems have the potential for costing a fraction of currently available transportable analytical vapor testing equipment, while providing a suitable level of chemical selectivity and sensitivity, in an instrument that is handheld. These sensor systems could also be fitted with sampling attachments for sensing volatile organic compounds ("VOCs") in soil and water.

         A majority of Sawtek's sensor development work is being conducted as part of a Technology Reinvestment Program ("TRP") project which received a cost-shared financial award (DE-FC07-95ID13343) in the 1994 TRP competition. Sawtek is the lead company in this project, and is working cooperatively with Sandia National Laboratories, Battelle Pacific Northwest Laboratories and consortium members, General Atomics and Perkin-Elmer. To date, Sawtek scientists have made fundamental improvements over prior art in three major technical areas necessary for product development, namely temperature compensation, polymer development and metrology.

         Sawtek's initial goal in developing SAW sensing technology is to manufacture and market to instrument manufacturers a module that contains the core elements necessary for proper VOC sensing: the SAW sensor array, measurement electronics, temperature control, pre-concentration (if required), communication capability and sufficient memory and processing power to adequately provide the required calibration and pattern recognition functions. This sensor module could be incorporated into any number of end-user systems, based on the individual instrument manufacturer's market needs and preferences. This product development strategy allows Sawtek to receive the maximum benefit from its core competencies by allowing a wide range of instrument manufacturers to utilize a common Sawtek sensing module, and by utilizing the existing sales, marketing and distribution infrastructure in place at these firms, alleviating the need for an extensive Sawtek sensor sales force. There can be no assurance, however, that Sawtek will be successful in developing sensing products for commercial or defense applications. No commercial sales of SAW chemical sensor systems have been made by the Company to date.

Technology
----------
          [Illustration of a SAW device and an acoustic wave. Words include: electromagnetic wave, acoustic energy, electromagnetic energy, input, output, input transducer, output transducer, piezoelectric materials.]

         SAW Technology. A simple SAW filter (see illustration) has two transducers which consist of interdigital arrays of thin metal electrodes photolithographically defined on a highly polished piezoelectric wafer. A piezoelectric material is one in which there exists a reciprocal, linear relationship between the electric field in the material and the strain in the material. When a signal of the proper frequency is applied across the interdigital transducers ("IDTs"), the alternating electrode voltages cause the surface of the device to expand and contract due to the varying electric fields induced in the piezoelectric material. This causes the generation of a mechanical (or acoustic) wave propagating at the surface of the device. Reciprocally, the acoustic wave generates an electrostatic wave with potentials at the surface of the device which can be detected by an IDT. The operating frequency of the device is determined by the electrode spacing and the material's surface acoustic wave velocity. This relationship places physical limitations on the frequency of operation of practical SAW devices due to limitations in photolithographic resolution. The configuration of the IDTs and properties of the substrate material determine the signal processing function and response characteristics of the device.

         The appeal of SAW devices as preferred signal processing components is based on the inherent advantages of the technology. SAW devices can provide complex signal processing functions in a single, compact device. One example of this is the outstanding bandpass filter characteristics which can routinely be achieved using SAW technology. Comparable performance utilizing LC filter technology would require numerous components and could occupy many square inches of PC board space. Because surface acoustic waves propagate 100,000 times slower than electromagnetic waves, the realization of relatively long electrical delays on devices of limited dimensions is possible. Additional performance advantages of SAW technology, which vary based on the application, include small size, linear phase, high selectivity, excellent rejection and temperature stability. The ruggedness and reliability of SAW devices are characteristic of the physical device structure. Because device operating frequencies are determined by photolithographic processes, SAW devices do not require complicated tuning procedures, nor do they become detuned in the field. The semiconductor microfabrication techniques used in manufacturing SAW components allow for the volume production of economical and reproducible devices. The outstanding reproducibility of these devices makes them ideal for military electronic warfare applications such as channelized filter banks for spectral analysis. Small size and ruggedness make SAW devices useful for cellular communications and related applications. Finally, the relative radiation hardness of SAW devices makes them ideal for space-based applications.

         Computer Aided Design and Analysis Software. Sawtek's versatile and user-friendly proprietary software fully supports the design and simulation of a broad range of SAW device structures, allowing Sawtek's design engineers to select the optimum SAW device type for a particular application with respect to performance, size and cost.

Manufacturing
-------------
         The manufacturing techniques utilized by the Company to produce its products are very similar to those used by the integrated circuit industry. In general, SAW devices are more straightforward to manufacture than most integrated circuits but involve certain highly complex and precise processes that are unique. While the Company controls a substantial portion of the manufacturing process, some activities are outsourced. The primary raw materials used to manufacture Sawtek's products include piezoelectric wafers and metal or ceramic packages used to house and protect the SAW die. Manufacturing scheduling and control is achieved through the use of a computer based manufacturing resource planning ("MRP II") system. The Company segregates the manufacturing process into two functional areas: wafer fabrication and assembly.

         Wafer Fabrication. The wafer fabrication process involves the deposition of a very thin, uniform coating of aluminum onto piezoelectric wafers. These metallized wafers are coated with a light sensitive material known as photoresist. The wafer is exposed to light through a master glass plate, or photomask, which contains multiple images of the SAW devices to be produced. The image from the photomask is replicated on the wafer through a photolithographic develop and etch process. Each device on the wafer is referred to as a SAW die and each wafer may contain from two to 600 or more die, depending upon the design and performance of the final product. All of the Company's fabrication processes are conducted at the Company's principal facility in Orlando, Florida.

         Assembly. In assembly, the wafer is cut into the individual SAW die with high precision, diamond wheel dicing saws and placed in metal or ceramic packages. The SAW die and associated components, if any, are attached to the base of the package using specialized adhesives. Electrical connections are made between the SAW die and the pins, pads or leads of the package using either manual or automatic wirebonding equipment. The packages are hermetically sealed using specialized welding equipment in a dry nitrogen atmosphere to ensure the long term reliability of the device. After sealing, the units are tested for hermeticity and labeled with a laser marking system. Finally, the units are tested with automated network analyzers to ensure that the devices conform to the desired electrical specifications.

         In 1996, the Company established a subsidiary in Costa Rica for the production of SAW components. In the first six months of fiscal 1997, the Costa Rican subsidiary accounted for approximately 35% of net sales.

         The Company has built a new SMP production facility in Orlando, Florida to automate, in large part, the assembly process of SMP products. Utilizing robotic assembly equipment, the Company has automated the functions of SAW die attach, wire bond, package seal, hermetic leak test, electrical test and package marking.

         Manufacturing Control. In 1992, the Company instituted a "Manufacturing Excellence" program which focuses on 12 key areas of performance throughout the Company. These areas are measured and monitored on a daily, weekly or monthly basis for continuous improvement. The Company began a statistical process control program in 1994 in which critical process parameters throughout manufacturing were identified and placed under continuous process control and
improvement.   In  addition,   the  Company  is  currently   pursuing  ISO  9001
registration.

Sales and Marketing
-------------------
         Due to OEM requirements for custom devices, the Company uses a team-based sales approach to develop relationships at multiple levels of the customer's organization, including management, engineering and purchasing. The Company utilizes 15 domestic and 10 international independent sales representatives to identify opportunities which are then managed by the Company's internal sales force. Direct sales are handled by the Company's sales and marketing personnel and management. The Company also utilizes two distributors to generate additional sales for the Company's standard product families. Once an opportunity is identified, members of the Company's engineering design team and sales team coordinate close technical collaboration with the customer during the design and qualification phase of their program. The Company's executive officers are actively involved in all aspects of the sales and marketing process working closely with the senior management of its customers.

Foreign and Domestic Operations and Export Sales
------------------------------------------------
         The Company established a subsidiary in Costa Rica in 1996, began operations in the second quarter and commenced shipments in the third quarter of 1996. As of March 31, 1997, the Company had a net investment of approximately $3.1 million in this operation and recorded net sales of approximately $13.6 million and an operating profit of approximately $6.5 million for the six months ended March 31, 1997. The functional currency for the Costa Rican subsidiary is the U.S. dollar as sales, most raw materials and equipment are U.S. dollar denominated. The effects of currency fluctuations of the local Costa Rican currency are not considered significant and are not hedged.

         In 1996, the Company also established a "foreign sales corporation" pursuant to the applicable provisions in the Internal Revenue Code to take advantage of income tax reductions on export sales. For fiscal 1996 and the six months ended March 31, 1997, the cost to operate this subsidiary was less than $10,000, and it has less than $10,000 in identifiable assets.

         International sales are denominated in U.S. dollars and represented 54%, 49% and 40% of net sales for the years ended September 30, 1996, 1995 and 1994, respectively and 42% for the six months ended March 31, 1997. Sales to European markets represent 38%, 36%, 22% and 22% of net sales for these same periods, respectively. The remaining international sales relate primarily to Asian and Canadian markets. See Notes to Consolidated Financial Statements.

Competition
-----------
         The markets for Sawtek's products are characterized by price competition, rapid technological change, product obsolescence and heightened domestic and international competition. Historically, the NRE investment required to produce a SAW design and technical incompatibility issues between various SAW suppliers has led many SAW customers to single source their requirements. In each of the markets for Sawtek's products, the Company competes with large international firms that have substantially greater financial, technical, sales, marketing, distribution and other resources than the Company. In addition, the Company may face competition from companies that currently produce SAW devices for their internal requirements, as well as from a number of the Company's customers that have the potential to develop an internal supply capability for SAW devices. The following North American companies compete with the Company to a greater or lesser degree depending on the strengths and product focuses of each company: Andersen Laboratories, Phonon and RF Monolithics. Competition from European companies principally includes Siemens Matsushita
Components and Thomson. The Company anticipates that it will experience increasing competition from Pacific Rim companies as it expands into handheld and other high volume subscriber applications. The Company expects competition to increase from both established and emerging competitors as well as from internal capabilities developed by certain customers. Additional competition could have a material adverse effect on the Company's business, results of operations and financial condition through price reductions, loss of market share and delays in the timing of customers' orders.

         The Company's ability to compete effectively in its target markets depends on a variety of factors both within and outside of the Company's control, including timing and success of new product introductions by the Company and its competitors, availability of manufacturing capacity, the rate at which customers incorporate the Company's components into their products, the Company's ability to respond to price competition, availability of technical personnel, sufficient supplies of raw materials, the quality, reliability and price of products and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the future.

         Several alternative technologies which are potentially capable of providing signal processing functions currently realized by SAW devices exist and may compete with the Company's products. Traditional piezoelectric BAW crystal devices, LC devices, dielectric resonators and filters and digital circuits each have the capability to provide specific functions. For many applications, however, these alternative technologies have substantial disadvantages when compared to SAW implementation.

         Traditional piezoelectric BAW crystal devices have resonant frequencies determined primarily by the crystal thickness, with thinner crystals producing higher operating frequencies. Precise polishing and thickness control is required for accurate adjustment of the resonant frequency, and the crystals become quite thin and fragile when designed for high frequency operation (above 200 MHz). Additionally, BAW crystal resonators are inherently narrowband and are unsuitable for many of the current digital modulation equipment approaches.

         LC resonators and filters, consisting of combinations of capacitors and inductors, are often substantially larger than a SAW device providing equivalent performance. In some instances, it may not be practical to obtain acceptable frequency selectivity using LC devices. Also, careful design procedures and shielding may be required with LC assemblies to avoid degraded performance due to parasitics. Such assemblies often require considerable labor to assemble and manually tune, and may be subject to de-tuning in the field.

         Dielectric resonators and filters are precisely sized and shaped components that take advantage of the high dielectric constants of certain ceramic materials to achieve the desired performance. Dielectric filters are used for RF filtering applications, but are generally not suitable for precision IF filtering of digitally modulated waveforms. Dielectric resonators and filters are not as temperature stable as quartz BAW crystals or quartz SAW devices, and can be larger and more costly for the high volume applications in which SAW devices are used.

         Digital filter technology is currently used for very narrowband applications without stringent power restrictions. SAW filters are generally preferred for extremely low power applications such as pagers, due to their passive operation. For wider bandwidth applications, digital filtering requires substantial computation and signal conversion circuitry, and high speed operation, leading to high power consumption, circuit complexity and large size. A digital filter equivalent to a typical SAW IF filter for wireless communications applications would require roughly four watts of power and several boards of circuits to implement using currently available digital technology. While high-speed digital filtering technology continues to evolve rapidly, the Company believes it is unlikely that this technology will impact wireless communications infrastructure and handheld subscriber applications in the near future.

Research and Development
------------------------
         Sawtek's research and development efforts are primarily aimed at discovering new and innovative SAW device structures and SAW-based technologies that uniquely address market needs in those areas selected as strategic by the Company. The goal of the Company's research and development group is to develop the technological tools necessary to meet emerging market requirements.

         Sawtek currently employs 20 scientists, technicians and consultants in its research and development efforts. In addition to its staff and consultants, Sawtek is actively involved in cooperative research with outside organizations, including individuals, research groups, universities, institutes and national laboratories. This approach allows Sawtek's research and development group to benefit from the ideas and talents of a group of scientists more than twice as large as Sawtek's internal staff, and to maintain a highly creative, stimulating intellectual environment for its scientists.

         Research and development expenses were $2.0 million in 1996 and $1.6 million for the six months ended March 31, 1997. The Company anticipates that research and development expenses will continue to increase in total dollars as personnel and programs are added. A significant portion of the Company's development activities is conducted in connection with the design and development of custom devices, which is paid for by customers and classified as NRE items. The revenue generated from these items is included in net sales and the cost is reflected in cost of sales rather than in research and development expenses.

Proprietary Rights
------------------
         Sawtek relies on a combination of patents, copyrights and trade secrets to establish and protect its proprietary rights. Sawtek owns eight U.S. patents (which expire from 2003 to 2013), relating to SAW device, oscillator and packaging technologies. Sawtek also owns a substantial body of proprietary techniques and trade secrets. Sawtek recognizes the benefits associated with developing a portfolio of corporate intellectual property, particularly during the new product development process, and is aggressively pursuing patents on several technologies. Over the past 18 months, 10 patent applications were filed. There can be no assurance that patents will issue from any of the pending applications, or that any claims allowed from existing or pending patents will be sufficiently broad to protect the Company's technology.

         The SAW industry is characterized by uncertain and conflicting intellectual property claims. Sawtek has in the past and may in the future become aware of the intellectual property rights of others that it may be infringing, although it does not believe that it is infringing any third party proprietary rights at this time. To the extent that it deemed necessary, Sawtek has licensed the right to use certain technology patented by others in certain of its products. There can be no assurance that Sawtek will not in the future be notified that it is infringing other patent and/or intellectual property rights of third parties. In the event of such infringement, there can be no assurance that a license to the technology in question could be obtained on commercially reasonable terms, if at all, that litigation will not occur or that the outcome of such litigation will not be adverse to Sawtek. The failure to obtain necessary licenses or other rights, the occurrence of litigation arising out of such claims or an adverse outcome from such litigation could have a material adverse effect on Sawtek's business. In any event, patent litigation is expensive, and Sawtek's operating results could be materially adversely affected by any such litigation, regardless of its outcome.

         Sawtek  also  seeks  to  protect  its  trade  secrets  and  proprietary technology, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of some foreign countries do not offer protection of the Company's proprietary rights to the same extent as the laws of the United States.

Backlog
-------
         Sawtek's backlog as of March 31, 1997 was approximately $24.7 million compared to the backlog at September 30, 1996 of $27.8 million. The Company has reduced customer delivery times from over 30 weeks one year ago to approximately eight to 12 weeks through its capacity expansion efforts. Customers are now placing orders based on this reduced lead time resulting in a slightly lower backlog compared to six months ago. The Company includes in its backlog only customer orders and certain purchase agreements with firmly scheduled deliveries within the subsequent 12 months. Of the $24.7 million backlog at March 31, 1997, the Company could potentially ship all of this backlog by the end of 1997. The Company's backlog is used in the MRP II scheduling system to plan and schedule all work orders. The Company's backlog is not necessarily indicative of future product sales, and the Company may be materially adversely affected by a delay or cancellation of a small number of purchase orders. Backlog cancellations are negotiated with each customer in writing and form a part of the contract with the customer.

         Most of the orders from the Company's largest customers allow the customer to cancel the order with a certain amount of required notice; and, from time to time, the Company has experienced cancellations of orders in backlog. This notice is negotiated with each customer and is generally related to the manufacturing cycle time of the product which the customer ordered, typically 60 to 90 days. If there is any work in process at the time of cancellation, the customer may be required to pay customary termination charges. If customers over-order to secure delivery dates and eventually cancel orders the customer may be subject to price renegotiation as a result of the lower quantity of units taken.

Employees
---------
         As of March 31, 1997, the Company had a total of 549 employees, including 401 in manufacturing and operations; 75 in research, development and engineering; 24 in quality assurance; 17 in sales and marketing; and 32 in administration. With the exception of 98 employees located in San Jose, Costa Rica, all of the employees of the Company are based at the Company's headquarters and two other sites in Orlando, Florida. The Company believes its future performance will depend in a large part on its ability to attract and retain highly skilled employees. None of the Company's employees is represented by a labor union, and the Company has not experienced any work stoppages. The Company considers its employee relations to be good.

Facilities and Environmental Matters
------------------------------------
         The Company's principal administrative, engineering and manufacturing facilities are located in three buildings aggregating approximately 86,000 square feet in Orlando, Florida, consisting of one 65,000 square foot facility owned by the Company and two leased facilities, pursuant to leases which are renewable over one and five years. The Company also has a production facility in San Jose, Costa Rica located in an 11,800 square foot leased facility. The Company plans to vacate this facility and move into a 31,690 square foot Company-owned facility in San Jose, Costa Rica in late 1997. The Company will spend approximately $3.0 million to upgrade this building. The Company is building a 28,000 square foot expansion to its Orlando facility to be used primarily for research and development, sales and administrative purposes. Upon completion of these facilities, the Company believes its facilities will be adequate to meet its current needs and that suitable additional or alternative space will be available, as needed, on commercially reasonable terms. The Company's Orlando facility is encumbered by an Industrial Development Revenue Bond maturing in 2010.

         Federal, state and local laws and regulations pertaining to the discharge of materials into the environment, or otherwise relating to the protection of the environment, have not had and are not expected to have a material effect on capital expenditures, earnings or the competitive position of the Company.

                                   MANAGEMENT

Executive Officers and Directors
--------------------------------
         The executive officers and directors of the Company and their ages as of April 30, 1997 are as follows:

Name                           Age     Position
----                           ---     --------
Steven P. Miller . . . . . .   49      Chairman, Chief Executive Officer and Director
Gary A. Monetti  . . . . . .   37      President and Chief Operating Officer
Neal J. Tolar (1)  . . . . .   55      Senior Vice President, Chief Technical Officer and Director
Thomas L. Shoquist . . . . .   50      Vice President, Quality
Raymond A. Link. . . . . . .   43      Vice President, Finance and Chief Financial Officer
Robert C. Strandberg (1)(2).   39      Director
Bruce S. White (2) . . . . .   64      Director
Willis C. Young (1)(2) . . .   56      Director
---------------------

(1)      Member of the Audit Committee.
(2)      Member of the Compensation Committee.

         Steven P. Miller co-founded the Company, has served as a Director since 1979, Chief Executive Officer since 1986, Chairman since February 1996 and served as President from 1979 to April 1997. Prior to joining the Company, he was manager of the SAW Device Engineering and Development Laboratory at Texas Instruments Incorporated ("TI"), an electronics manufacturer. He joined TI in 1969. Mr. Miller has a B.S. degree in Electrical Engineering from the South Dakota School of Mines and Technology.

         Gary A. Monetti joined the Company in 1982, has served as President since April 1997 and Chief Operating Officer since July 1995 and served as Vice President-Operations from July 1995 to April 1997. He has served in various positions, since 1982, at the Company, including Filter Design Engineer, Manager of Filter Technology, Vice President-Sales and Marketing and Vice President-Engineering. Mr. Monetti has an M.B.A. degree from Rollins College and a B.S. degree in Electrical Engineering from the University of Illinois.

          Neal J. Tolar co-founded the Company and has served as Senior Vice President and Chief Technical Officer since June 1995 and a Director since 1979. He served as Vice President-Operations and Engineering from 1979 to June 1995. Prior to joining the Company, he was a member of the technical staff in the RF Technology Group of the Corporate Research Laboratory at TI. He joined TI in 1967. Dr. Tolar has a Ph.D. in Ceramic Engineering from the University of Utah and a B.S. degree in Ceramic Engineering from Mississippi State University.

          Thomas L. Shoquist joined the Company in 1979 and has served as Vice President-Quality, since October 1993 and a Director from 1989 to March 1996. From 1987 to October 1993, he was Vice President-Operations Support and Manufacturing. Prior to that he held various positions at Sawtek, including Vice President-Operations Support, Production Manager, Director of Engineering and Vice President-Program Management. Prior to joining Sawtek, Mr. Shoquist was with TI from 1972 to 1979 in various design and research capacities involving surface acoustic wave applications. Mr. Shoquist has a B.A. degree (Physics) from the University of Texas at Dallas. Mr. Shoquist has announced he is retiring from Sawtek and will be leaving in late 1997.

          Raymond A. Link joined the Company in September 1995 as Vice President- Finance and Chief Financial Officer. From 1987 to September 1995, Mr. Link was Vice President-Finance and Chief Financial Officer of Hubbard Construction Company, a heavy/highway construction company. Prior to joining Hubbard Construction Company, Mr. Link was with Harris Corporation, an electronics manufacturer, in various financial capacities from 1980 to 1987. Mr. Link has an M.B.A. degree from the Wharton School at the University of Pennsylvania and a B.S. degree in Accounting from the State University of New York at Buffalo. He is a Certified Public Accountant.

          Robert C. Strandberg has been a Director of the Company since October 1995. Mr. Strandberg is Executive Vice President of PSC Inc., a manufacturer of bar code readers since November 1996. From May 1996 to October 1996, he was self-employed as a business consultant. From September 1991 to April 1996, Mr. Strandberg was the Chairman of the Board of Directors, President and Chief Executive Officer of Datamax International Corporation, a manufacturer of bar code printers. From 1988 to 1991, he was Vice President-Finance of Datamax. From 1986 to 1988, he worked for GTECH, a lottery management company, in the areas of finance and strategic planning. Mr. Strandberg has an M.B.A. degree from Harvard Graduate School of Business Administration and a B.S. degree in Operations Research and Industrial Engineering from Cornell University.

          Bruce S. White has been a Director of the Company since April 1996. Mr. White has been a Corporate Vice President of AVNET Inc., a distributor of electronic components, since January 1996 and the President of the Penstock Division of AVNET Inc. since July 1994. From 1974 to July 1994, Mr. White was the President and Chief Executive Officer of Penstock Inc., a company he founded to distribute RF and microwave components. Penstock is a distributor of certain products manufactured by Sawtek. In fiscal 1996, sales from Sawtek to Penstock were approximately $1.9 million. Mr. White has a B.A. degree in Mathematics from Colgate University and B.S. and M.S. degrees in Electrical Engineering from Michigan State University.

         Willis C. Young has been a Director of the Company since February 1996. He has been a Senior Partner of the Atlanta office of BDO Seidman, LLP, an international accounting and consulting firm, since January 1996. From April 1995 to December 1995, Mr. Young was the Chief Financial Officer for Hayes Microcomputer Products, Inc., a manufacturer of modems and communication equipment, where he was engaged to assist in the implementation of Hayes' restructuring in bankruptcy. From 1965 to March 1995, Mr. Young held various positions with BDO Seidman, LLP, and from 1988 to March 1995 he was a Vice Chairman and a member of the Executive Committee. Mr. Young has a B.S. degree in Accounting from Ferris State University. He is a Certified Public Accountant.

         Members of the Company's Board of Directors are each elected for one year terms at the annual shareholders meeting. Officers are elected at the first Board of Directors meeting following the shareholders meeting at which directors are elected and serve at the discretion of the Board of Directors.

         There are no family relationships between any of the Company's executive officers or directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth the number and percentage of outstanding shares of Common Stock beneficially owned (as defined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934) as of March 31, 1997 and after completion of this offering by (i) all persons known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each Director of the Company, (iii) each Executive Officer of the Company and (iv) all Directors and Executive Officers as a group. Unless otherwise indicated, all persons listed hold sole voting and investment power with respect to the shares listed opposite their respective names.

                                                                                           Shares to         Shares Beneficially
                                                           Shares Beneficially Owned       be sold in          Owned after the
                                                             Prior to the Offering       the Offering(1)         Offering (1)
                                                             ---------------------       ---------------     -------------------
                                                                Number    Percent                             Number     Percent
5% Shareholders:                                                ------    -------                             ------     -------
Employee Stock Ownership Plan and Trust for Employees of
  Sawtek Inc. (2)                                             9,811,259    48.18%          2,000,000         7,811,259    37.80%
Pilgrim Baxter & Associates, Ltd. (3)
  1255 Drummers Lane, Suite 300
  Wayne, PA  14087-1590                                       1,139,700     5.60%               -            1,139,700     5.52%
Nicholas Applegate Capital Management (3)
   600 W. Broadway, 29th Floor
   San Diego, CA  92101                                       1,113,800     5.47%               -            1,113,800     5.39%
Executive Officers and Directors:
Steven P. Miller (4)                                          1,321,346     6.49%            100,000         1,221,346     5.91%
Neal J. Tolar (5)                                             1,201,386     5.90%            100,000         1,101,386     5.33%
Gary A. Monetti (6)                                             200,980     1.00%               -              200,980       *
Thomas L. Shoquist (7)                                           80,340       *                 -               80,340       *
Raymond A. Link (8)                                              21,648       *                 -               21,648       *
Robert C. Stranberg (9)                                           3,467       *                 -                3,467       *
Bruce S. White (10)                                              16,667       *                 -               16,667       *
Willis C. Young (10)                                              6,667       *                 -                6,667       *
All directors and executive officers as a group(8 persons)    2,852,501    14.01%            200,000         2,652,501    12.84%
------------------------------------

*        Less than 1% of the outstanding Common Stock.

(1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 375,000 shares of Common Stock from the selling shareholders. Messrs. Miller, Tolar and Reece Porter, an employee of Sawtek Inc. who owns less than 1% of the outstanding shares, have granted the Underwriters an option for 30 days to purchase 375,000 shares of Common Stock. The Trustee of the ESOP, pursuant to the direction of the ESOP participants, may elect to sell ESOP shares in place of these individuals. If the ESOP Trustee elects to take their place and if the option is exercised in full, the total number of shares held by the ESOP after the offering will be reduced to 7,436,259 (35.99%). If the ESOP Trustee does not elect to take their place and if the option is exercised in full, the total number of shares held by Messrs. Miller and Tolar after the offering will be reduced to 1,041,346 (5.04%) and 921,386 (4.46%), respectively. Mr. Porter has agreed to sell up to 15,000 shares if the over-allotment option is exercised in full. Mr. Porter owns 100 shares with an option to purchase 15,000 shares.

(2) Marine Midland Bank is the Trustee of the ESOP. The ESOP, through its Trustee, exercises sole dispositive and voting control over these shares, all of which are held by the ESOP as record owner. Includes 6,774,828 shares allocated to participants' accounts and 3,036,431 shares not yet allocated to participants' accounts. Each ESOP participant controls the voting of shares allocated to his or her account by instructing the Trustee how such shares shall be voted. The Trustee controls the voting of all unallocated shares and shares not voted by the participants.

(3) The Company has relied on information supplied by these entities on their Schedules 13G filed with the Securities and Exchange Commission.

(4) Includes 406,323 shares held by Sawmill Investment Limited Partnership and 891,835 shares held by Via Capri Investment Limited Partnership of which Mr. Miller has indirect voting control, and 23,188 shares held in trust for his children. Excludes 206,400 shares owned by the ESOP but allocated to his account.

(5) Includes 59,559 shares owned by his majority age children. Excludes 202,703 shares owned by the ESOP but allocated to his account. Includes 331,201 shares held by MOP Investment Limited Partnership and 810,626 held by MOPNJT Investment Limited Partnership of which Dr. Tolar has indirect voting control.

(6) Includes options to purchase 164,730 shares of Common Stock exercisable within 60 days of March 31, 1997. Excludes 184,142 shares owned by the ESOP but allocated to his account.

(7) Includes 80,340 shares held in the Thomas L. Shoquist Family Trust of which Mr. Shoquist is a co-trustee. Excludes 202,047 shares owned by the ESOP but allocated to his account.

(8) Includes options to purchase 15,000 shares of Common Stock exercisable within 60 days of March 31, 1997. Excludes 15,842 shares owned by the ESOP but allocated to his account.

(9) Includes options to purchase 2,667 shares of Common Stock exercisable within 60 days of March 31, 1997.

(10) Includes options to purchase 6,667 shares of Common Stock exercisable within 60 days of March 31, 1997.

                          TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is SunTrust Bank, Central Florida, N.A.


                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters") through their Representatives, Hambrecht & Quist LLC, Oppenheimer & Co., Inc. and Raymond James & Associates, Inc. have severally agreed to purchase from the Company and the Selling Shareholders the following respective number of shares of Common Stock:

                                                   Number of
          Name                                      Shares
          ----                                     ---------
          Hambrecht & Quist LLC
          Oppenheimer & Co., Inc.
          Raymond James & Associates, Inc.
                                                   ---------
                Total                              2,500,000
                                                   =========

         The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

         The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $_____ per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $_____ per share to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Representatives.

         Certain Selling Shareholders have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 375,000 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Selling Shareholders will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

         The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

         The Company and certain Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

         Certain beneficial owners of shares of the Company, including the executive officers, Directors and the Selling Shareholders, who will own in the aggregate 12,731,176 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 90-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities exchangeable for or convertible into Common Stock during the 90-day period following the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under its stock option and employee stock purchase plans and under currently outstanding options. Sales of such shares in the future could adversely affect the market price of the Common Stock.

         In general, the rules of the Securities and Exchange Commission (the "Commission") will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling-off" period immediately preceding the commencement of sales in this offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with this offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Common Stock during the "cooling-off" period.

         Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

         The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Gray, Harris & Robinson, P.A., Orlando, Florida. William A. Grimm, a shareholder in Gray, Harris & Robinson, P.A. and Secretary of the Company has an option to purchase 30,000 shares of Common Stock at $11.05 per share. Certain legal matters will be passed upon for the Underwriters by Cooley Godward LLP, Palo Alto, California. Cooley Godward LLP may rely upon Gray, Harris & Robinson, P.A. with respect to the laws of Florida.

                                     EXPERTS

         The consolidated financial statements of Sawtek at September 30, 1996 and 1995, and for each of the three years in the period ended September 30, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The report of Ernst & Young LLP on Sawtek's September 30, 1996 consolidated financial statements refers to a change in accounting for ESOP shares.

                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. The Company's Common Stock is quoted for trading on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered by this Prospectus, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, together with exhibits and schedules thereto, may be inspected at the public reference facilities of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, without charge and copies of the material contained therein may be obtained at prescribed rates from the Commission's public reference facilities in Washington, D.C.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents or portions of documents filed by the Company with the Commission (File No. 0-28276) are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended September 30, 1996, including information from the Company's Proxy Statement for 1997 incorporated therein, (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996 and March 31, 1997, (3) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, effective as of April 29, 1996, including any amendment or report filed for the purpose of updating such description, and (4) the Company's Form 8-K filed on March 24, 1997.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the document). Requests for copies should be directed to Raymond A. Link, Vice President and Chief Financial Officer, Sawtek Inc., 1818 South Highway 441, Apopka, Florida 32703, telephone (407) 886-8860.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Ernst & Young LLP, Independent Auditors.......................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Income (Loss)................................... F-4
Consolidated Statements of Non-Redeemable Shareholders' Equity............. F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

Report of Ernst & Young LLP, Independent Auditors



Board of Directors and Shareholders
Sawtek Inc. and subsidiaries

         We have audited the accompanying consolidated balance sheets of Sawtek Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income (loss), non-redeemable shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sawtek Inc. and subsidiaries at September 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

         As discussed in Note 2 to the financial statements, effective October 1, 1994, the Company adopted the provisions of Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans.

                                                              ERNST & YOUNG LLP


Orlando, Florida
October 25, 1996

                                                   Sawtek Inc. and Subsidiaries
                                                   Consolidated Balance Sheets
                                          (dollars in thousands, except per share data)
                                                              ASSETS
                                                                   September 30,              March 31,
                                                                 1995         1996              1997
                                                                 ----         ----              ----
                                                                                             (unaudited)
Current Assets:
  Cash and cash equivalents                                    $ 2,819      $27,743            $35,714
  Accounts receivable net of allowance for doubtful
    accounts and returns of $277 at September 30, 1995,
    $654 at September 30, 1996 and $875 at March 31, 1997        5,253        7,938              7,653
Inventories                                                      3,242        6,509              7,094
Deferred income taxes                                              460        1,266              1,237
Other current assets                                               129          528                716
                                                               -------      -------            -------
            Total current assets                                11,903       43,984             52,414
Other assets                                                       273          186                142
Deferred income taxes                                              210
Property, plant and equipment, net                              10,738       30,424             36,780
                                                               -------      -------            -------
            Total assets                                       $23,124      $74,594            $89,336
                                                               =======      =======            =======


                                   LIABILITIES AND NON-REDEEMABLE SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                                             $   778      $ 1,801            $ 1,874
  Accrued wages and benefits                                     2,434        3,109              2,286
  Other accrued liabilities                                        334        1,068              1,670
  Current maturities of long-term debt                             543        1,363              1,251
  Income taxes payable                                             714          844              2,631
                                                               -------      -------            -------
            Total current liabilities                            4,803        8,185              9,712
Long-term debt, less current maturities                          6,805        3,786              3,262
Deferred income taxes                                                           998              4,089
Redeemable ESOP common stock                                    35,144
Unearned ESOP compensation                                      (3,023)
                                                               -------
            Total redeemable ESOP common stock                  32,121

Non-redeemable shareholders' equity:
  6% cumulative preferred stock, $2 stated value;
    150,000 shares authorized, issued and outstanding
    at September 30, 1995                                          300
  Common stock;  $.0005 par value;  120,000,000
    authorized shares; issued and outstanding shares
    5,245,000 at September 30, 1995; 19,854,102 at
    September 30, 1996; and 20,362,566 at March 31, 1997             3           10                 10
Capital surplus                                                  1,885       53,000             54,207
Unearned ESOP compensation                                                   (1,367)            (1,171)
Retained earnings (deficit)                                    (22,793)       9,982             19,227
                                                               -------      -------            -------
            Total non-redeemable shareholders' equity          (20,605)      61,625             72,273
                                                               -------      -------            -------
            Total liabilities and non-redeemable
              shareholders' equity                             $23,124      $74,594            $89,336
                                                               =======      =======            =======

                See notes to consolidated financial statements.

                                                                    Sawtek Inc. and Subsidiaries
                                                            Consolidated Statements of Income (Loss)
                                                             (in thousands, except per share data)

                                                        Year Ended                                Six Months Ended
                                                       September 30,                                  March 31,
                                             ----------------------------------                 --------------------
                                             1994           1995           1996                 1996            1997
                                             ----           ----           ----                 ----            ----
                                                                                                     (unaudited)
Net sales                                   $19,139       $31,317        $57,664              $24,738         $38,511
Cost of sales                                 8,815        13,084         27,262               11,604          16,991
                                            -------       -------        -------              -------         -------
Gross profit                                 10,324        18,233         30,402               13,134          21,520
Operating expenses:
  Selling expenses                            2,689         3,139          3,947                1,571           2,396
  General and administrative expenses         3,283         3,440          5,791                2,649           2,920
  ESOP compensation expense                     610           782         12,925               11,079             392
  Research and development expenses           1,116         1,669          1,954                  904           1,593
                                            -------       -------        -------              -------         -------
            Total operating expenses          7,698         9,030         24,617               16,203           7,301
                                            -------       -------        -------              -------         -------
Operating income (loss)                       2,626         9,203          5,785               (3,069)         14,219
Interest expense                                302           435            245                  225             111
Other income                                    (55)         (291)          (634)                 (20)           (808)
                                            -------       -------        -------              -------         -------
Income (loss) before taxes                    2,379         9,059          6,174               (3,274)         14,916
Income taxes                                    894         3,390          6,514                2,355           5,671
                                            -------       -------        -------              -------         -------
Net income (loss)                           $ 1,485       $ 5,669        $  (340)             $(5,629)        $ 9,245
                                            =======       =======        =======              =======         =======
Net income (loss) per share                 $  0.08       $  0.34        $ (0.02)             $ (0.31)        $  0.43
                                            =======       =======        =======              =======         =======
Shares used in per share calculations        18,142        16,529         19,246               18,140          21,363
                                            =======       =======        =======              =======         =======



                 See notes to consolidated financial statements.

                                                                Sawtek Inc. and Subsidiaries
                                             Consolidated Statements of Non-Redeemable Shareholders' Equity
                                                                       (in thousands)
                                               6% Cumulative                                      Unearned     Retained
                                               Preferred Stock      Common Stock      Capital       ESOP       Earnings
                                             Shares      Amount   Shares    Amount    Surplus   Compensation   (deficit)
                                             ------      ------   ------    ------    -------   ------------   ---------
Balance at October 1, 1993                    150        $ 300     7,927     $  4     $  332                   $(1,734)
  Net income                                                                                                     1,485
  Sale of common stock                                               201                  22
  Purchase of common stock                                        (2,786)      (1)      (659)                   (1,095)
  Market value adjustment to
   redeemable ESOP common stock                                                                                 (5,306)
  Stock option compensation                                                            1,010
  Preferred stock dividends                                                                                        (18)
                                             ------      ------   ------     ----     ------       -------     -------
Balance at September 30, 1994                 150          300     5,342        3        705                    (6,668)

  Net income                                                                                                     5,669
  Sale of common stock                                               330                  52
  Purchase of common stock                                          (427)               (101)                     (478)
  Market value adjustment to redeemable
   ESOP common stock                                                                                           (21,298)
  Stock option compensation                                                            1,229
  Preferred stock dividends                                                                                        (18)
                                             ------      ------   ------     ----     ------       -------     -------
Balance at September 30, 1995                 150          300     5,245        3      1,885                   (22,793)

  Net loss                                                                                                        (340)
  Reclassification of redeemable ESOP
   common stock in connection with
   initial public offering                                         9,843        5       1,851       (3,023)     33,287
  ESOP allocation                                                                      11,269        1,656
  Sale of common stock in the initial
   public offering                                                 3,000        2      35,218
  Sale of common stock other than in the
    initial public offering                                        1,813                  382
  Purchase of common stock                                           (56)                 (21)                    (145)
  Compensatory stock option tax benefit                                                 2,021
  Stock option compensation                                                               195
  Preferred stock dividends                                                                                        (27)
  Redemption of preferred stock              (150)        (300)        9                  200
                                             ------      ------   ------     ----     -------      -------     -------
Balance at September 30, 1996                  --          --     19,854       10      53,000       (1,367)      9,982
  Net income                                                                                                     9,245
  Sale of common stock                                               509                  654
  Compensatory stock  options granted                                                     553
  ESOP allocation                                                                                      196
                                             ------      ------   ------     ----     -------      -------     -------
Balance at March 31, 1997 (unaudited)          --        $  --    20,363     $ 10     $54,207      $(1,171)    $19,227
                                             ======      ======   ======     ====     =======      ========    =======

                See notes to consolidated financial statements.

                          Sawtek Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                                 (in thousands)
                                                                                                Six Months Ended
                                                               Year Ended September 30,              March 31,
                                                             ----------------------------       -----------------
                                                             1994       1995         1996       1996         1997
                                                             ----       ----         ----       ----         ----
                                                                                                   (unaudited)
Operating activities:
Net income (loss)                                         $ 1,485     $ 5,669      $  (340)   $(5,629)     $ 9,245
Adjustments  to reconcile  net income  (loss) to
 net cash provided by operating activities:
    Depreciation and amortization                             601         790        2,141        732        1,800
    Deferred income taxes                                    (284)       (415)         402         34        3,120
    ESOP allocation                                           610         782       12,925     11,079          196
    Stock option compensation                               1,010       1,229          195                     553
    Loss on sale of fixed assets                                                                               269
Changes in operating assets and liabilities:
 (Increase) decrease in assets:
    Accounts receivable                                       782      (2,434)      (2,685)       518          285
    Inventories                                               184      (1,494)      (3,267)    (2,025)        (585)
    Other current assets                                       11         (17)        (399)      (390)        (187)
 Increase (decrease) in liabilities:
    Accounts payable                                         (178)        435        1,023      1,422           73
    Accrued liabilities                                      (483)      1,522        1,409       (635)        (221)
    Income taxes payable                                     (126)        709        2,151         16        1,787
                                                          -------     -------      -------    -------      -------
 Net cash provided by operating activities                  3,612       6,776       13,555      5,122       16,335

Investing activities:
Purchase of property, plant and equipment                   (1,003)     (5,551)    (24,347)   (15,254)      (8,436)
Increase in Industrial Revenue Bond assets                              (3,574)        (48)
Reduction in Industrial Revenue Bond assets                                968       2,654      2,606
Industrial Revenue Bond acquisition costs                                  (87)
ESOP acquisition costs                                         (85)
Proceeds from sales of fixed assets                                                                             54
                                                          --------     -------     -------    -------      -------
Net cash used in investing activities                      (1,088)      (8,244)    (21,741)   (12,648)      (8,382)

Financing activities:
Proceeds from long-term debt                                2,405        3,500       8,200      8,200
Principal payments on long-term debt                       (1,720)      (1,409)    (10,399)    (3,128)        (636)
Sale of common stock                                        1,678           52      35,602        358          654
Increase in unearned ESOP compensation expense             (1,656)
Purchase of common stock                                   (2,247)        (513)       (166)      (191)
Redemption of preferred stock                                                         (100)      (100)
Preferred stock dividends paid                                (18)         (18)        (27)       (27)
                                                          -------      -------     -------    -------      -------
Net cash provided by (used in) financing activities        (1,558)       1,612      33,110      5,112           18
                                                          -------      -------     -------    -------      --------
Increase (decrease) in cash and cash equivalents              966          144      24,924     (2,414)       7,971
Cash and cash equivalents at beginning of period            1,709        2,675       2,819      2,819       27,743
                                                          -------      -------     -------    -------      -------
Cash and cash equivalents at end of period                $ 2,675      $ 2,819     $27,743    $   405      $35,714
                                                          =======      =======     =======    =======      =======

                See notes to consolidated financial statements.

                                     Sawtek Inc. and Subsidiaries
                             Notes to Consolidated Financial Statements
                    (Information as of March 31, 1997 and for the six months
                           ended March 31, 1996 and 1997 is unaudited)

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------
         Description of business. Sawtek Inc. and subsidiaries (the "Company") produces surface acoustic wave devices for both low and high volume programs in communications, cellular telephones, modems, wireless data transmission, radar, electronic warfare, cable television, security systems, and other signal processing applications. In addition to providing technical assistance for new design and production requirements, the Company offers many custom and standard bandpass filters, voltage controlled oscillators and other products.

         Initial Public Offering. The Company completed an initial public offering ("IPO") in May 1996, whereby 3,000,000 shares of common stock, par value $.0005 per share were issued and sold at $13 per share. The Company raised a net amount of $35,220,000 which was used for debt repayment, capital expenditures, working capital and other general corporate purposes.

         Prior to the IPO, the Company effected a twenty-for-one stock split of issued and outstanding common shares and changed the authorized number of shares to 40,000,000 shares of common stock. All share, per share, ESOP, and stock option information in the accompanying financial statements has been restated to reflect the split and change in authorized shares. Also, prior to the IPO the Company redeemed the 6% cumulative preferred stock for $100,000 and 9,087 shares of common stock.

         Basis of presentation. The consolidated financial statements include the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on September 30 of each year, but its fiscal quarters end on the Sunday nearest the close of a quarter. For convenience, the accompanying financial statements reflect the end of the fiscal quarter as the last day of that fiscal quarter.

         Use of estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Interim Financial Information. The consolidated financial statements as of March 31, 1997 and for the six months ended March 31, 1996 and 1997 are unaudited but reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of financial position and results of operations. Operating results for the six months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ending September 30, 1997.

         Cash equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company's cash and cash equivalents are primarily cash equivalents carried at cost and consist of repurchase agreements, high grade commercial paper, and U.S. government agency securities.

         Accounts receivable. Potential credit losses are recognized as they are identified and are reported as an increase to sales expenses. Concentrations of credit risk with respect to the receivables are limited due to the large number of customers, generally short payment terms and their dispersion across geographic areas and markets.

         Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes materials, direct labor and manu-facturing overhead. Market is defined principally as net realizable value.

         Property, plant and equipment. Property, plant and equipment is valued at cost less accumulated depreciation computed using the straight line method.

         The estimated useful lives used in computing depreciation expense are as follows:

                  Building and Improvements       10 - 30 years
                  Production and Test Equipment    4 -  8 years
                  Computer Equipment               4 -  8 years
                  Furniture and Fixtures           5 - 10 years

         Expenditures for maintenance, repairs and renewals of minor items are expensed as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

         Unexpended funds from the Industrial Revenue Bond include restricted cash balances and cash equivalents which represent the unexpended proceeds from industrial revenue bond obligations which were committed to purchase additional plant and equipment.

         Intangibles. Various fees incurred in the acquisition of two Industrial Revenue Bonds and a line of credit were capitalized and are being amortized using the interest method over the lives of the agreements. Various fees incurred in the establishment of an Employee Stock Ownership Plan were also capitalized and are being amortized using the interest method over the lives of the related debt.

         Earnings per share. Earnings per share ("EPS") is computed based on the weighted average number of common shares, common stock options (using the treasury stock method) and all ESOP shares outstanding. Certain shares considered outstanding for EPS purposes in 1994 were no longer considered outstanding in 1995 due to the implementation of SOP 93-6. See Notes 2 and 10. The weighted average number of those shares was 603,975 for 1994 and 1,610,100 for 1995. These shares were considered outstanding for EPS purposes for 1996 and for the six months ended March 31, 1996 since they were committed to be released in 1996. In accordance with Securities and Exchange Commission staff accounting bulletins, common and common equivalent shares issued by the Company at prices below the public offering price during the period beginning one year prior to the filing date of the initial public offering have been included in the calculation as if they were outstanding for all periods prior to the offering (using the treasury stock method and the initial public offering price).

         Revenue recognition. Revenues from production contracts are recorded when the product is completed and shipped. Revenues from non-recurring engineering ("NRE") are recognized when the parts or services have been completed and units, including prototypes, have been shipped. Revenues from NRE are less than 10% of total net sales for the periods reported.

         Income taxes. The provision for income taxes includes Federal and State taxes currently payable and deferred taxes arising from temporary differences between income for financial and tax reporting purposes. These temporary differences result principally from the use of accelerated methods of depreciation for tax purposes, the provisions for losses on inventories and accounts receivable, and the accounting for stock compensation. Research and development tax credits are applied as a reduction to the provision for income taxes in the year in which they are utilized.

         Stock-based compensation. The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans other than the ESOP in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25"). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company intends to adopt the provisions for pro forma disclosure requirements of SFAS 123 in fiscal 1997. Such pro forma disclosures do not impact the financial condition or the operating results of the Company.

         SFAS No. 128, "Earnings per Share." In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which is effective for financial statements issued for periods ending after December 15, 1997. This pronouncement establishes standards for computing and presenting earnings per share (EPS) for entities with publicly-held common stock or potential common stock. SFAS 128 simplifies the standards for computing EPS and makes them comparable to international EPS standards. Early application of this statement is not permitted. The Company intends to adopt the provisions of SFAS 128 in 1998 and does not expect their application to have a material impact on the financial statements of the Company.

         Reclassifications. Certain amounts in prior years have been reclassi-fied to conform to current year presentation.

Note 2 - Accounting Change
--------------------------
         Effective October 1, 1994, the Company adopted, as required, Statement of Position (SOP) 93-6 of the Accounting Standards Division of the American Institute of Certified Public Accountants in accounting for ESOP shares acquired after December 31, 1992. This change requires that compensation expense be measured using the fair market value rather than the cost of the shares when the shares are committed to be released to the employees. The Company elected to continue accounting for ESOP shares acquired prior to January 1, 1993, in accordance with Statement of Position 76-3. Since no shares accounted for under SOP 93-6 were committed to be released during fiscal 1995, there was no effect on net income for the year for this accounting change. The effect of the adoption was to reduce net income by $11,269,000 ($0.59 per share) for fiscal 1996.

Note 3 - Allowance for Doubtful Accounts and Sales Returns
----------------------------------------------------------
         The allowance for doubtful accounts and sales returns is composed of the following:

                                                                   September 30,                   March 31,
                                                         --------------------------------          ---------
                                                         1994           1995         1996             1997
                                                         ----           ----         ----             ----
                                                                            (in thousands)
Balance, beginning of period                            $ 103          $  88        $ 277            $ 654
Provision for doubtful accounts and sales returns         326            364          820              718
Sales returns and uncollectible accounts written off     (341)          (175)        (443)            (497)
                                                        -----          -----        -----            -----
Balance, end of period                                  $  88          $ 277        $ 654            $ 875
                                                        =====          =====        =====            =====

Note 4 - Inventories
--------------------
         Inventories are composed of the following:

                                                                     September 30,                 March 31,
                                                                 --------------------              ---------
                                                                 1995            1996                1997
                                                                 ----            ----                ----
                                                                           (in thousands)
Raw Material                                                    $1,454          $1,976              $2,401
Work in Process                                                  1,359           2,341               2,058
Finished Goods                                                     429           2,192               2,635
                                                                ------          ------              ------
          Total                                                 $3,242          $6,509              $7,094
                                                                ======          ======              ======


         The allowance for obsolete and slow moving inventory is composed of the following:

                                                   September 30,                         March 31,
                                              --------------------------------           ---------
                                              1994           1995         1996             1997
                                              ----           ----         ----             ----
                                                                     (in thousands)
Balance, beginning of period                 $ 796          $ 680        $  887            $1,705
Charged to cost of sales                        52            245           931               251
Disposal of inventory                         (168)           (38)         (113)              (25)
                                             -----          -----        ------            ------
Balance, end of period                       $ 680          $ 887        $1,705            $1,931
                                             =====          =====        ======            ======


Note 5 - Property, Plant and Equipment
--------------------------------------
         Property, plant and equipment are composed of the following:

                                                            September 30,              March 31,
                                                         ------------------            ---------
                                                         1995          1996              1997
                                                         ----          ----              ----
                                                                   (in thousands)
Land and Improvements                                  $   523        $   671           $   671
Buildings                                                1,959          9,829             9,566
Production and Test Equipment                            9,291         21,459            26,478
Computer Equipment                                       2,140          2,734             2,803
Furniture and Fixtures                                     877          1,533             1,569
Construction in Progress                                 1,879          4,774             7,505
                                                       -------        -------           -------
                                                        16,669         41,000            48,592
Less Accumulated Depreciation                            8,537         10,576            11,812
                                                       -------        -------           -------
                                                         8,132         30,424            36,780
Unexpended Funds from Industrial Revenue Bond            2,606            -                 -
                                                       -------        -------           -------
     Total                                             $10,738        $30,424           $36,780
                                                       =======        =======           =======


         Approximately $18,000, $82,000 and $380,000 of interest costs were capitalized as part of property, plant and equipment in 1994, 1995 and 1996, respectively.

Note 6 - Line of Credit
-----------------------
         The Company has a line of credit with a bank for working capital, equipment purchases, plant expansion and other general business purposes of $15,000,000 with interest at LIBOR plus 125 basis points. The line of credit is unsecured and renewable annually. Covenants in connection with the line of credit and with long-term debt agreements impose restrictions with respect to, among other things, the maintenance of certain financial ratios, additional indebtedness and disposition of assets. The Company was in compliance with the covenants as of September 30, 1996 and March 31, 1997.

         There were no borrowings against the line of credit at September 30, 1995. In 1996, the Company borrowed $7,000,000 and repaid all of this with a portion of the proceeds from the IPO.

Note 7 - Long-Term Debt and Lease Obligations
---------------------------------------------
         Long-term debt consists of the following:

                                            September 30,           March 31,
                                         ------------------         ---------
                                         1995          1996           1997
                                         ----          ----           ----
                                                  (in thousands)
Industrial Revenue Bond (a)             $  658        $  593         $  549
ESOP Note (b)                            1,367         1,367          1,171
Industrial Revenue Bond (c)              3,323         2,970          2,793
ESOP Note (d)                            1,656           -              -
Term Loan (e)                              344           219            -
                                        ------        ------         ------
                                         7,348         5,149          4,513
Less Current Maturities                    543         1,363          1,251
                                        ------        ------         ------
                                        $6,805        $3,786         $3,262
                                        ======        ======         ======

a) In 1982, the Company obtained $1,800,000 in financing through the Orange County Industrial Development Authority. The obligation is secured by land and land improvements, the building and related equipment with a carrying value of approximately $865,000 at September 30, 1995 and $823,000 at September 30, 1996, and $802,000 at March 31, 1997. The obligation is payable in varying quarterly installments through 2001 plus interest at 68% of the prime rate.

(b) In 1991, the Company established an Employee Stock Ownership Plan (ESOP). The Company borrowed $4,000,000 from a bank and loaned it to the ESOP. The remaining obligation is payable in quarterly installments of $195,521 plus interest at the prime rate through June 1998. The Company will service the debt through contributions to the Plan.

(c) In 1995, the Company obtained $3,500,000 in financing through the Orange County Industrial Development Authority. The obligation is secured by a building expansion and related equipment with a carrying value of approximately $2,914,000 at September 30, 1995 and $7,939,000 at September 30, 1996 and
$7,772,000 at March 31, 1997. In addition, there were approximately $2,606,000 in unexpended funds at September 30, 1995. The obligation is payable in quarterly installments of $88,334 through March 2000, then in quarterly installments of $43,334 through March 2010, both plus interest at LIBOR plus 150 basis points.

(d) In 1994, the Company borrowed $1,656,000 from a bank and loaned it to the ESOP which used the proceeds to purchase Common Stock from the Company. The Company repaid this loan in early 1996 through a draw on the line of credit.

(e) The term loan is payable in quarterly installments of $31,250 with interest at the prime rate. It was repaid in 1997.

         The Company leases equipment under a noncancelable agreement that expires in 1998. Rental expense was approximately $10,000, $168,000 and $481,000 in 1994, 1995 and 1996, respectively, and $214,000 and $232,000 for the six months ended March 31, 1996 and 1997, respectively.

         Required future payments for long-term debt and operating leases are as follows:

                    September 30, 1996                    March 31, 1997
                 -----------------------              ---------------------
                 Debt             Leases              Debt           Leases
                 ----             ------              ----           ------
                                        (in thousands)
1997           $ 1,363            $ 389              $  625           $ 195
1998             1,147              317               1,249             317
1999               469               33                 469              33
2000               379                7                 379               7
2001               288               -                  288              -
Thereafter       1,503               -                1,503              -
               -------            -----              ------           -----
               $ 5,149            $ 746              $4,513           $ 552
               =======            =====              ======           =====

The Company made interest payments of approximately $394,000, $456,000 and $550,000 on long-term debt in 1994, 1995 and 1996, respectively, and approximately $289,000 and $169,000 for the six months ended March 31, 1996 and 1997, respectively.

         The fair value of the Company's long-term debt approximates the carrying amount.

Note 8 - Common Stock
---------------------
         The ESOP owns an aggregate of 9,896,540 and 9,824,634 shares of the Company's Common Stock at September 30, 1995 and 1996, respectively. At September 30, 1995, these shares were redeemable under certain circumstances by former employees at the fair market value of the Common Stock and were classified apart from non-redeemable shareholders' equity. After completion of the IPO, these shares were no longer redeemable. Accordingly, at September 30, 1996 these shares are classified as part of non-redeemable shareholders' equity.

         Increase in authorized shares. In March 1997 the shareholders approved an amendment to the Company's Articles of Incorporation to increase the authorized shares of Common Stock from 40,000,000 shares to 120,000,000 shares. The accompanying financial statements have been restated to reflect the change in authorized shares.

Note 9 - Income Taxes
---------------------
         The income tax provision is composed of the following:

                                                                                                Six Months Ended
                                                     Year Ended September 30,                        March 31,
                                                ----------------------------------             -------------------
                                                1994          1995            1996             1996           1997
                                                ----          ----            ----             ----           ----
                                                                         (in thousands)
Current:
  Federal                                      $1,002        $3,263          $5,176           $1,982         $2,182
  State                                           176           542             936              339            369
                                               ------        ------          ------           ------         ------
                                                1,178         3,805           6,112            2,321          2,551
Deferred:
  Federal                                        (242)         (354)            343               29          2,668
  State                                           (42)          (61)             59                5            452
                                               ------        ------          ------           ------         ------
                                                 (284)         (415)            402               34          3,120
                                               ------        ------          ------           ------         ------
         Total Income Tax Provision            $  894        $3,390          $6,514           $2,355         $5,671
                                               ======        ======          ======           ======         ======

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences giving rise to year-end deferred tax balances were as follows:

                                                           September 30,                March 31,
                                                         ----------------               ---------
                                                         1995        1996                 1997
                                                         ----        ----                 ----
                                                                          (in thousands)
Current:
  Accruals not currently deductible                     $  94      $   475               $   317
  Inventory costs capitalized for tax purposes             64          210                   209
  Inventory loss provision                                302          581                   711
                                                        -----      -------               -------
            Deferred Tax Asset                          $ 460      $ 1,266               $ 1,237
                                                        =====      =======               =======
Non-Current:
  Stock option compensation not currently deductible    $ 805      $   568               $   712
  Earnings of subsidiary not currently taxed               -          (328)               (3,017)
  Excess tax over book depreciation                      (595)      (1,238)               (1,784)
                                                        -----      -------               -------
            Deferred Tax Asset (Liability)              $ 210      $  (998)              $(4,089)
                                                        =====      =======               =======

         A reconciliation of statutory Federal income taxes to reported income taxes is as follows:

                                                         Year Ended September 30,           Six Months Ended March 31,
                                                     --------------------------------       --------------------------
                                                     1994          1995          1996            1996        1997
                                                     ----          ----          ----            ----        ----
                                                                                    (in thousands)
Income taxes computed at the Federal
 statutory rate of 34% (35% in 1996 and 1997)       $ 809        $ 3,080       $ 2,161         $(1,113)    $ 5,220
State income taxes, net of Federal benefit             86            329           646            (119)        533
Non-deductible ESOP compensation expense               -             -           3,944           3,635         -
Foreign Sales Corporation tax benefit                  -             -            (200)            -          (100)
Other                                                  (1)           (19)          (37)            (48)         18
                                                    -----        -------       -------         -------     -------
          Total Income Tax Provision                $ 894        $ 3,390       $ 6,514         $ 2,355     $ 5,671
                                                    =====        =======       =======         =======     =======

         In 1996, the Company's tax liability was reduced and its capital surplus was increased by $2,021,000 as a result of the exercise of non-qualified stock options.

          The Company made income tax payments of approximately $1,300,000, $3,105,000 and $3,959,000 in 1994, 1995 and 1996, respectively, and $2,660,000 and $765,000 for the six months ended March 31, 1996 and 1997, respectively.

         The Company provides for deferred taxes on the non-repatriated earnings of its subsidiary in Costa Rica. The subsidiary benefits from a complete exemption from Costa Rican income taxes through 2003 and a 50% exemption thereafter through 2007.

Note 10 - Employee Benefit Plans
--------------------------------

         Profit Sharing Plan. In 1981, the Company established a profit sharing plan covering substantially all employees who work 500 hours or more per year. A 401(k) feature was added to the plan in 1991. There were no contributions by the Company to the plan in 1994, 1995 or 1996.

         Employee Stock Ownership Plan. In 1991, the Company established an Employee Stock Ownership Plan covering substantially all employees. The ESOP purchased 3,376,640 shares of Common Stock from substantially all of the common shareholders and 5,512,240 shares of Common Stock from the Company in 1991. The transaction was financed from the proceeds of a $4,000,000 loan from a bank. The Company accounts for these ESOP shares in accordance with Statement of Position 76-3. As of September 30, 1996, 3,036,431 of these shares remain unallocated. In 1994, the ESOP purchased an additional 1,610,600 shares of Common Stock from the Company. The transaction was financed from the proceeds of a $1,656,000 loan from a bank. The Company accounts for these ESOP shares in accordance with Statement of Position 93-6. In accordance with the terms described in Note 7, the Company makes contributions to service the related ESOP debt. The ESOP shares pledged as collateral for the debt are reported as unearned ESOP compensation in the balance sheet. As the debt is repaid, shares are released from collateral and allocated (earned) to active employees, based on the proportion of debt service paid during the year. As those shares accounted for in accordance with Statement of Position 93-6 are committed to be released to participants, the Company reports compensation expense equal to the current estimated value of the shares, and the shares become outstanding for earnings-per-share (EPS) computation.

         In April 1996, the Company amended the ESOP and allocated the ESOP's 1,610,600 shares of Common Stock of the Company acquired in 1994 to participants in the period October 1, 1995 to April 28, 1996. As these shares are accounted for in accordance with SOP 93-6, the Company recorded a charge to operating income of approximately $12,925,000 for 1996. For the six months ended March 31, 1996, this charge equalled $11,079,000. The charge for the six months ended March 31, 1997 was $392,000 as these shares are accounted for in accordance with SOP 76-3, which uses cost as the basis of valuing the shares.

         The Company made payments of approximately $556,000, $836,000 and $1,656,000 in principal and $210,000, $259,000 and $127,000 in interest for the
ESOP in 1994, 1995 and 1996, respectively. The Company made payments of approximately $1,656,000 and $196,000 in principal and $78,000 and $47,000 in interest for the ESOP for the six months ended March 31, 1996 and 1997, respectively. Allocations to participants' accounts were 1,354,540; 1,737,960 and 1,610,600 shares in 1994, 1995 and 1996, respectively.

         Employee Stock Purchase Plan. In February 1996, the Board of Directors approved an employee stock purchase plan and allotted 500,000 shares of common stock to the plan. The plan enables eligible employees who have completed a service requirement to purchase shares of common stock at a 15% discount from the fair market value of the stock, up to a maximum of 10% of their compensation. The plan commenced with the IPO.

Note 11 - Significant Customers
-------------------------------
         Sales to the United States government (both as a prime contractor and on a subcontract basis), to foreign markets and to significant customers as a percent of the Company's total revenues were as follows:

                                                                                                   Six Months Ended
                                                                 Year Ended September 30,               March 31,
                                                             ------------------------------        ----------------
                                                             1994         1995         1996        1996        1997
                                                             ----         ----         ----        ----        ----
U.S. Government (Inclusive of Significant Customers)          33%          17%          15%         13%         12%
Foreign Markets (Inclusive of Significant Customers
 and European Market)                                         40%          49%          54%         53%         42%
European Market                                               22%          36%          38%         43%         22%
Significant Customer A                                         8%          23%          24%         33%         13%
Significant Customer B                                         2%          10%          11%         18%         14%


Note 12 - Geographic Segments
-----------------------------
         Sales are reported in the geographic area where they originate. Transfers from the U.S. to Costa Rica are made on a basis intended to reflect the market of the products. Prior to 1996, all sales, operating profit and assets were attributable to the United States operation.

                                       Year Ended            Balance at       Six Months Ended       Balance at
                                   September 30, 1996    September 30, 1996    March 31, 1997      March 31, 1997
                                   ------------------    ------------------   -----------------    --------------
                                   Net      Operating                          Net    Operating
                                  Sales       Income           Assets         Sales    Income           Assets
                                  -----     ---------          ------         -----   ---------         ------
                                                                    (in thousands)
United States                    $54,203     $4,680           $72,697        $28,947    $ 7,719         $80,521
Costa Rica                         4,793      1,105             8,222         13,570      6,500          11,948
Eliminations                      (1,332)       -              (6,325)        (4,006)      -             (3,133)
                                 -------     ------           -------        -------    -------         -------
Consolidated Results             $57,664     $5,785           $74,594        $38,511    $14,219         $89,336
                                 =======     ======           =======        =======    =======         =======

          All sales are denominated in U.S. dollars. The functional currency for the Costa Rican operation is the U.S. dollar as sales, most material cost, and equipment are U.S. dollar denominated. The currency fluctuations of the local Costa Rican currency are not considered significant and are not hedged.

Note 13 - Stock Options
-----------------------
         The Company has granted incentive stock options and non-qualified stock options under the 1983 Stock Option Plan and the Second Stock Option Plan. The Second Stock Option Plan was approved by the shareholders in 1996 with up to 2,000,000 shares of Common Stock available for options. Incentive options granted are exercisable over a ten year period, generally in four equal annual installments commencing one year after the date of grant. A majority of the non-qualified options granted are exercisable from the date of grant over a ten year period, while the remainder become exercisable in three or four equal annual installments.

         Information concerning options under this plan is as follows:

                                                      Shares Under Option       Option Price
                                                      -------------------       ------------
Balance at October 1, 1993                                  1,454,860         $ 0.13 - $ 0.74
Granted                                                     1,263,440         $ 0.13 - $ 0.79
Exercised                                                    (160,700)                 $ 0.13
                                                           ----------
Balance at September 30, 1994                               2,557,600         $ 0.13 - $ 0.79
Granted                                                     1,012,980         $ 0.13 - $ 1.34
Terminated                                                   (107,250)        $ 0.51 - $ 0.74
Exercised                                                    (330,230)        $ 0.13 - $ 0.79
                                                           ----------
Balance at September 30, 1995                               3,133,100         $ 0.13 - $ 1.34
Granted                                                       175,000         $ 3.55 - $24.75
Terminated                                                     (8,140)        $ 0.74 - $ 1.34
Exercised                                                  (1,754,500)        $ 0.13 - $ 1.34
                                                           ----------
Balance at September 30, 1996                               1,545,460         $ 0.13 - $24.75
Granted                                                       178,000         $11.05 - $30.63
Terminated                                                    (10,330)        $ 0.74 - $24.75
Exercised                                                    (477,140)        $ 0.13 - $ 3.55
                                                           ----------
Balance at March 31, 1997                                   1,235,990         $ 0.13 - $30.63
                                                           ==========
Exercisable at September 30, 1996                             564,960         $ 0.13 - $ 1.34
                                                           ==========
Exercisable at March 31, 1997                                 297,991         $ 0.13 - $13.00
                                                           ==========






                               [INSIDE BACK COVER]

                                     [Blank]

--------------------------------------------------------------------------------

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Shareholder or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation would be unlawful or to any offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.
                                ------------------


                                TABLE OF CONTENTS

                                                                 Page
                                                                 ----
Prospectus Summary...........................................
Risk Factors.................................................
Use of Proceeds..............................................
Price Range of Common Stock..................................
Dividend Policy..............................................
Capitalization...............................................
Selected Consolidated Financial Data.........................
Management's Discussion and Analysis
 of Financial Condition and Results of
 Operations..................................................
Business.....................................................
Management...................................................
Principal and Selling Shareholders...........................
Underwriting.................................................
Legal Matters................................................
Experts......................................................
Available Information........................................
Incorporation of Certain Documents by
 Reference...................................................
Index to Consolidated Financial Statements...................

                                2,500,000 Shares

                              SAWTEK INCORPORATED

                                  Common Stock





                            ------------------------
                                   PROSPECTUS
                            ------------------------






                               Hambrecht & Quist

                            Oppenheimer & Co., Inc.

                        Raymond James & Associates, Inc.









                                           ,1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.
-----------------------------------------------------
         The following is a statement of estimated  expenses of the issuance and
distribution  of  the  securities  being  registered  other  than   underwriting
compensation:

                                                                  Estimated
                                                                  ---------
Securities and Exchange Commission Registration                   $ 27,000
NASD Filing Fee                                                     15,000
Blue Sky Fee and Expenses
  (including attorney's fees and expenses)                          15,000
Printing and Engraving Expenses                                    100,000
Transfer agent Fees and Expenses                                     5,000
Accounting Fees and Expenses                                        35,000
Legal Fees and Expenses                                            225,000
Miscellaneous Expense                                               78,000
                                                                  --------
          Total                                                   $500,000
                                                                  ========

Item 15. Indemnification of Directors and Officers.
---------------------------------------------------
         The Registrant, a Florida corporation, is empowered by Section 607.0850 of the Florida Business Corporation Act, subject to the procedures and limitations stated therein, to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 607.0850 also empowers a Florida corporation to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudicated to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

         The  indemnification  and advancement of expenses  provided pursuant to
Section 607.0850 are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.
However, a director, officer, employee or agent is not entitled to indemnification or advancement of expenses if a judgment or other final adjudication establishes that his action or omissions to act were material to the cause of action so adjudicated and constitute (a) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (c) in the case of a director, a circumstance under which the liability provisions of Section
607.0834 of the Business Corporation Act, relating to a director's liability for voting in favor of or asserting to an unlawful distribution, are applicable; or
(d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

         The Registrant's Articles of Incorporation provides that the Company shall indemnify its officers and directors to the extent permitted by Section 607.0850.

         Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended.

         The Registrant maintains an insurance policy covering directors and officers of the Registrant for the wrongful act for which they become legally obligated to pay or for which the Registrant is required to indemnify its directors or officers.

Item 16. Exhibits.
------------------
         1.1  Underwriting agreement (to be filed by amendment).

         3.1 Amended and Restated Articles of Incorporation of Sawtek Inc. (incorporated by reference to Registration Statement on Form S-8, File No. 333-10579).

         3.11 Amendment to Articles of Incorporation of Sawtek Inc.(incorporated by reference to Form 8-K, File No. 000-28276).

         3.2 1996 Bylaws of Sawtek Inc.(incorporated by reference to Registration Statement on Form S-8, File No. 333-11523).

         4.1  *Specimen stock certificate.

         5.1  Opinion regarding legality (to be filed by amendment).

        11.1  Statement regarding computation of per share earnings.

        21.1  *List of subsidiaries of the Registrant.

        23.1  Consent of Ernst & Young LLP.

        24.1  Power of attorney (included on signature page).

*Incorporated by reference to Registration Statement on Form S-1, File
 No.333-1860.

Item 17. Undertakings.
----------------------
         The Company hereby undertakes:

         (1) For purposes of determining any liability under the Securites Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15 or otherwise, the
Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy and as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Apopka, State of Florida, on the 9th day of May, 1997.

                                    SAWTEK INC.


                                    By:/s/Steven P. Miller
                                    Steven P. Miller
                                    Chairman and Chief Executive Officer

                                    By:/s/Raymond A. Link
                                    Raymond A. Link
                                    Vice President-Finance and
                                    Chief Financial Officer

                                    By:/s/Ronald A. Stribling
                                    Ronald A. Stribling
                                    Controller and Chief Accounting Officer

POWER OF ATTORNEY

         We, the undersigned, officers and directors of SAWTEK INC., hereby severally constitute Steven P. Miller and/or Raymond A. Link, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable SAWTEK INC. to comply with the provisions of the Securities Act and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Exchange Act of 1933, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 9th day of May, 1997.


/s/Neal J. Tolar                        /s/Steven P. Miller
Neal J. Tolar                           Steven P. Miller
Senior Vice President and Director      Chairman, CEO and Director


/s/Robert C. Strandberg                 /s/Willis C. Young
Robert C. Strandberg                    Willis C. Young
Director                                Director


/s/Bruce S. White
Bruce S. White
Director